ODYSSEY RE HOLDINGS CORP.
ANNUAL REPORT 2004


05048085


OdysseyRe®

ELEMENTS OF NATURE




PROCESSED
MAR 2 5 2005
THOMSON
FINANCIAL





On the Cover

ELEMENTS OF NATURE

The basic elements of nature – air, earth, water and fire – are usually benign and benevolent. In their extreme states, however, they become unpredictable perils that cannot be withstood. Add human nature to the mix and a few millennia of "being human," and you are immersed in a complex world of natural and man-made risk. Against this complex backdrop of risk, we hope this report shows how OdysseyRe continues to underwrite, innovate and prosper.

TABLE OF CONTENTS

CORPORATE PROFILE

Odyssey Re Holdings Corp. (ORH) is a leading worldwide underwriter of reinsurance and specialty insurance. We are listed on the New York Stock Exchange with total assets of $7.7 billion and $1.6 billion in stockholders' equity as of December 31, 2004.

Odyssey Re Holdings Corp. operates globally under the banner OdysseyRe. Supported by $1.7 billion of statutory policyholders' surplus, we underwrite a wide range of reinsurance and insurance property and casualty products through our subsidiaries: Odyssey America Reinsurance Corporation, Hudson Insurance Company, Hudson Specialty Insurance Company, Clearwater Insurance Company and Newline Underwriting Management Limited, Odyssey Re's managing agent at Lloyd's. OdysseyRe is rated "A" (Excellent) by A.M. Best Company and "A-" (Strong) by Standard & Poor's.

With $2.7 billion of gross premiums written at December 31, 2004, OdysseyRe is one of the top five broker market reinsurers in the United States and ranks among the top 20 global reinsurance companies. We have 15 offices worldwide, with more than 500 employees in four operating divisions: Americas, EuroAsia, London Market and U.S. Insurance.

Fairfax Financial Holdings Limited is OdysseyRe's majority stockholder. Fairfax is a financial services holding company publicly traded on the New York and Toronto Stock Exchanges (FFH). Fairfax has total assets of $26.3 billion and $3.2 billion in stockholders' equity as of December 31, 2004.


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH. D.C. SECTION

FINANCIAL HIGHLIGHTS

Odyssey Re Holdings Corp.

(dollars in millions, except per share and combined ratio data)

	2004	2003	2002
Gross premiums written	$2,656.5	$2,558.2	$1,894.5
Net premiums written	2,362.6	2,153.6	1,631.2
Net investment income	164.7	134.1	123.0
Net realized investment gains	113.5	202.7	135.8
Income before income taxes and cumulative effect of a change in accounting principle	278.8	378.3	258.1
Net income	186.9	249.2	208.2
Per common share results-basic	2.90	3.85	3.22
Per common share results-diluted[1]	2.71	3.59	3.09
Total assets	7,705.8	6,460.1	5,303.7
Stockholders' equity	1,585.5	1,390.2	1,056.1
Return on average equity	12.6%	20.4%	22.2%
Net book value	24.48	21.39	16.25
Combined ratio	98.0%	96.8%	99.1%

Gross Premiums Written by Division

(dollars in millions)

	2004	2003	2002
Americas	$1,263.2	$1,421.4	$1,189.0
EuroAsia	553.6	408.1	258.6
London Market	447.7	437.9	315.3
U.S. Insurance	412.1	333.8	168.6
Total Gross Premiums Written[2]	**$2,676.6**	**$2,601.2**	**$1,931.5**

(1) Diluted earnings per share in the years 2003 and 2002 has been restated to include the effect of implementing EITF 4-08 on a retroactive basis. See Note 8 to the consolidated financial statements.

(2) A portion of the gross premiums written by the U.S. Insurance division has been ceded to, and is also included in, the Americas division's gross premiums written. Accordingly, the gross premiums written as shown in the table above does not agree to the gross premiums written of $2,656.5 million, $2,558.2 million and $1,894.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, reflected in the consolidated statements of operations.



Andrew A. Barnard
President and Chief Executive Officer

"OdysseyRe achieved its third successive year of underwriting profitability and an above average return on our investments."

TO OUR STOCKHOLDERS

OdysseyRe achieved solid results in 2004. Both our stockholders' equity and premiums grew, notwithstanding a more challenging environment and a string of severe windstorms in the U.S. and Japan. Our third successive year of underwriting profitability, and an above average return on our investments, combined to produce net income of $186.9 million, compared to $249.2 million in 2003.

Stockholders' equity grew nicely to $1.6 billion from $1.4 billion. Our gross premiums written grew by 3.8% to $2.7 billion from $2.6 billion. The non-U.S. component of our top line increased from 42% last year to 46%, demonstrating our continued international diversification. Operating cash flow remains robust at $603.2 million compared to $564.1 million last year.

OdysseyRe's investment performance was strong for the year. Net investment income for 2004 increased by $30.6 million, or 22.8%, to $164.7 million, up from $134.1 million in the previous year. This increase is largely attributable to the reinvestment in 2004 of the significant cash balances maintained during 2003 into asset classes with higher yields. Net realized investment gains for 2004 decreased by $89.3 million, to $113.5 million.

Our combined ratio includes $97.5 million in losses from an unprecedented four major hurricanes making landfall within six weeks. Our combined ratio of 98.0% reflects the impact of these storms, Japanese typhoons, and other weather related losses in what was a record year of natural catastrophes. Despite these events, strong performance in the non-affected

Divisions produced an overall underwriting profit for the Company in 2004. Our return on equity in 2004 is 13% – a drop off from the 20% plus returns achieved in 2002 and 2003. We are nevertheless pleased at producing a double-digit return in 2004, despite the myriad challenges faced by our industry. This continued level of profitability is a direct result of our Company's underwriting culture coupled with our value-oriented investment approach.

Total assets for the year grew to $7.7 billion from $6.5 billion. Our strong balance sheet reflects a modest debt ratio and a well-protected portfolio of investments.

Global Focus and Local Presence

Generally, the reinsurance market remained attractive in 2004, with mild rate softening identifiable toward the last half of the year. Large account property business and certain casualty lines, such as D&O, experienced more pronounced price reductions as capacity outpaced supply. However, good quality underwriting opportunities were still available to experienced and patient underwriters.

Our insurance business, conducted through the Hudson Insurance Group and our Newline Syndicate at Lloyd's, continued to benefit from scarce capacity in certain specialty classes.

In 2004, we continued to experience strong growth in EuroAsia and U.S. Insurance, as well as in the Latin America reinsurance segment of the Americas. As expected, the U.S. and London reinsurance markets began to experience the effects of pricing decreases resulting from restored market capacity and moves by ceding companies to retain more net exposure.

In 2004, our international business continued to show strong growth, and we expect that this segment of our business will continue to expand.

Our overall operating results reflect the progress we have made in each of our Divisions this year, strengthening the foundation of our business for the future. During the past few years, we have constructed a diversified portfolio in terms of geography, client base and product line. That spread of risk will continue to be an important asset for our future success, and allows us to do what we do best: technical underwriting execution on a deal-by-deal basis in each of our four Divisions.

In the **Americas**, OdysseyRe's stature as a top broker market reinsurer continues to grow. We are a leading reinsurer of specialty casualty, property and facultative coverage. Gross premiums written for 2004 amounted to $1,236.2 million, a slight reduction from the levels attained in 2003. Latin America continued to provide an attractive environment for growth during the year. Canada remains a stable and profitable contributor to our business.

In **EuroAsia**, several factors contributed to creating attractive growth opportunities for OdysseyRe: our well-established presence and longstanding relationships in the European and Asian markets; the rating agency downgrades and withdrawal or cutback of several large reinsurers over the last two years; and the continued strength of the Euro. The EuroAsia Division exceeded our expectations in 2004, with gross premiums written of $553.7 million, an increase of $145.6 from the previous year. Despite growing competition from new underwriting capacity, we benefited from having experienced and respected underwriters in place locally



who are fluent in the languages, practices and nuances of the local markets.

Operating on dual platforms from two trading floors at Lloyd's, the **London Market** Division underwrites insurance and reinsurance business on a worldwide basis. Newline Syndicate at Lloyd's underwrites international casualty insurance. Our London Branch underwrites property and casualty treaty reinsurance. In 2004, the London Market Division wrote $447.7 million in gross premiums written, an increase of 2.2% from the prior year. Also during the year, the London Branch established an underwriting box at Lloyd's to take greater advantage of the deal flow present within that concentrated marketplace.

In its second full year as a stand-alone segment, the **U.S. Insurance** Division continued to be an engine of growth for OdysseyRe. Gross premiums written totaled $412.1 million, an increase of 23.5% over last year. Hudson Programs, which accounted for 66.6% of the Division's business, continued to grow as we introduced new programs and continued to develop existing client relationships. Hudson Healthcare grew by 24.5% to $137.7 million in gross premiums written as we benefited from insurance dislocations in the medical malpractice market, sharpened our focus on geographic and customer segment strategy and amplified our surplus lines market approach.

Maintaining Our Performance Across Underwriting Cycles

Excepting catastrophic events, 2004 was a good year to be an underwriter. It was also, however, a year pointing toward higher levels of competition in the future.

From our viewpoint, the industry's overall landscape is in motion. Despite the withdrawal of one major U.S. competitor, capital is sufficient within the sector. Nevertheless, the industry's operating environment continues to be influenced by unprecedented natural catastrophes; legislative initiatives; continued asbestos developments; medical malpractice concerns; modest investment results; and competitor withdrawals.

On the distribution side, the investigations by New York's attorney general, among others, have had at least one clear consequence: the value of services provided will be a continual focus of both buyers and sellers, regardless of their "business model."

As the theme of this report suggests, we believe that the fundamentals of our business don't change dramatically. From the basic "elements of nature," comes a proliferation of natural and man-made exposure...the elements of risk.

OdysseyRe is distinguished in its markets by its unchanging emphasis on the five qualities that we refer to as The Odyssey Edge: global reach, quick response, technical skill, diversification and financial strength. You'll see in this report how these points of differentiation benefited our business in 2004.

Our Investment Results Remain Strong

Hamblin Watsa, our affiliated investment team, utilizes a value-oriented total return investment strategy to produce superior, long-term results. The periodic recognition of realized capital gains, which may fluctuate significantly from period to period, is a key component of our investment strategy. Our total return approach helped produce an increase of 93.1% in stockholders' equity over the past three years. We believe that focusing on performance over time produces superior long-term results.

Looking Forward

We approach 2005 with optimism. Our approach is unchanged:

Anticipate and act on market developments. Our business will continue to take advantage of attractive markets and manage them appropriately through downward cycles. We believe our global platform and product offerings will sustain us through more challenging times.

Build on our longstanding broker and client relationships. We continue to apply the best underwriting skills, business acumen and talent to negotiate the highest quality business. We enjoy wide access to insurance and reinsurance opportunities through multiple distribution channels.

Maintain our conservative approach to capital management. Our goal is to ensure a strong and transparent balance sheet by delivering superior results accompanied by consistent, reliable claims-paying practices.

Ultimately, the success of any business is grounded upon the efforts of many individuals, inspired by a shared goal. I would like to thank the more than 500 OdysseyRe professionals who have worked so hard to contribute to the continued growth in our shareholder value, which has increased by 93.1% since the end of 2001. Our worldwide business today is the result of their enormous effort and dedication. I would also like to thank our shareholders, clients and brokers for the strong support you have given OdysseyRe in 2004.

Finally, I am pleased to announce that Robert Giammarco has been appointed Executive Vice President and Chief Financial Officer. Rob joins us from Banc of America Securities where he has worked with OdysseyRe since the time of our IPO and through our subsequent financing transactions. He knows our Company intimately, and adds valuable skills, savvy and energy to the organization, which will undoubtedly contribute significantly to our success.

Sincerely,



Andrew A. Barnard
President and Chief Executive Officer




Toronto
Chicago
Stamford
Napa
New York
Mexico City
Miami
Santiago


Stockholm
London
Bristol
Paris
Tokyo
Singapore

ELEMENTS OF RISK

Risk exists at all levels of our society. They're the result of human endeavor and the by-product of progress. The skills involved in taking calculated risks are predictive, protective, proactive and always much in demand. In practice, they help move society forward.

OVERVIEW OF OPERATIONS

OdysseyRe has emerged as a strong and cohesive global enterprise, operating under unified management. We have over 500 employees, operating out of 15 offices in nine countries. With operations in most major insurance centers, OdysseyRe is organized into four operating divisions: Americas, EuroAsia, London Market and U.S. Insurance. Each division is managed by underwriters and staffed by professionals with the technical expertise and resources to assess risk and underwrite a wide array of business. We offer a full range of products and coverages that gives us access to diverse distribution channels around the world and a balanced portfolio of risks.



Michael G. Wacek
Chief Executive Officer
Americas Division

AMERICAS DIVISION

The **Americas** is our largest Division at $1.3 billion in gross premiums written, 47% of the group total. In the Americas, OdysseyRe underwrites a broad range of products: property and casualty treaty and facultative reinsurance, as well as marine, aerospace and surety. The Americas Division, headquartered in Stamford, has offices in New York, Miami, Mexico City, Santiago and Toronto. Over the last three years, the Division has achieved substantial market position, with gross premiums written increasing by 51.9% from $831.4 million, to $1,263.2 million. By the latter part of 2004, however, insurance rates in most lines had crested. As the market became more competitive, the Americas premiums written shrank by 11% to $1,263.2 million in 2004, from $1,421.4 million in 2003. Our 2004 combined ratio increased to 105.4% from 101.0% in 2003, due to the significant third quarter hurricane activity and limited reserve strengthening in our casualty lines. During 2004, the demand for reinsurance was affected by certain ceding companies retaining higher net retentions due to perceived capital adequacy and a shortage of growth opportunities.

Gross Premiums Written ($ in millions)


2002
2003
2004
$1,189.0
$1,421.4
$1,263.2

Combined Ratio


2002
2003
2004
99.1%
101.0%
$105.4%

Although rates and terms remain satisfactory for most lines of business, we expect these trends to continue and to put modest pressure on our top line.

Our gross premiums written in the **U.S.** declined by 12.1% in 2004, from $1,188.0 million to $1,044.4 million. In this vast and robust market, OdysseyRe provides a wide array of reinsurance coverage for non-life insurance clients who underwrite almost every line and class of business. Overall, OdysseyRe has emerged as a leading reinsurer, one of the top five U.S. broker markets. More than 36% of our business is casualty reinsurance. We are among the top underwriters of casualty facultative reinsurance in the U.S. broker market, where opportunities continue to increase due to the withdrawal of some of our competitors from facultative. In the treaty business, we are well-positioned to meet customer needs, particularly in specialty casualty areas such as umbrella, D&O, medical malpractice and professional lines, as well as property, general casualty and surety.

Our **Latin America** unit has its headquarters in Mexico City, with offices in Miami and Santiago. During 2004, we increased our presence in this overall attractive market, with gross premiums written growing by 14.4% from $150 million to $171 million. Outside of the Caribbean, the lack of catastrophe activity had the effect of dampening primary rates and attracting new capacity into the market. The Caribbean region reflected the economic impact of 2004's major hurricane activity. Deductibles, primary prices and reinsurance rates all firmed in reaction to those events. In Mexico City, the center of our Latin American operations since 1998, we have become a leading property facultative market.

Our **Canadian** operation, based in Toronto, reduced its gross premiums written to $46 million, from $80 million, stemming largely from the non-renewal of a single contract with an affiliated company. On a net written premium basis, the region grew by 7.5%. At $2 billion of gross premiums written, Canada is a small and historically competitive market. Property rates were flat in 2004, with casualty rates continuing to increase. We remain positive about our prospects for growth and profitability in Canada over the long term.

2004 Gross Premiums Written by Type of Business



Casualty Proportional 38%
Casualty Excess of Loss 17%
Property Proportional 16%
Facultative 13%
Property Excess of Loss 9%
Surety & Credit 4%
Marine & Aerospace 2%
Miscellaneous 1%



Lucien Pietropoli
Chief Executive Officer
EuroAsia Division

EUROASIA DIVISION

OdysseyRe's EuroAsia Division underwrites property and casualty treaty and facultative reinsurance in the European Union, Eastern Europe, Japan, the Pacific Rim, Africa and the Middle East. Headquartered in Paris, with offices in Singapore, Stockholm and Tokyo, it is well-positioned to serve this vast and growing market. Excess of loss business is underwritten predominantly through brokers, while pro rata business is often underwritten on a direct basis.

In 2004, EuroAsia Division premiums grew to $553.7 million, a 35.7% increase over last year. Our combined ratio declined to 87.7% from 93.1% last year, aided by low catastrophe levels. More importantly, 2004 saw numerous downgrades and withdrawals among our competitors. These dislocations served to reinforce our consistent market position and helped stimulate growth by opening up expanded participations with

Gross Premiums Written ($ in millions)


2002
$258.6
2003
$408.1
2004
$553.6

Combined Ratio


2002
99.8%
2003
93.1%
2004
87.7%

long-standing clients. In addition, we experienced a healthy expansion of our customer base with the addition of a number of new accounts. Augmenting that growth were two other important factors. First, the market experienced a notable increase in rates, both on the insurance and reinsurance side. Second, the strength of the Euro against the U.S. dollar helped magnify our growth.

OdysseyRe's stable ratings and capacity continue to be attractive advantages in the marketplace. OdysseyRe's **Paris** office is the treaty underwriting center for the European Union, Eastern Europe, the Middle East and Africa. Gross premiums written in these regions increased by 43% in 2004. As one of the largest reinsurers with international headquarters located in Paris, OdysseyRe has significantly expanded its portfolio in France.

The **Stockholm** office increased its premium writings by 20.6% to $25.1 million in 2004. The office continues to benefit from growing relationships in the Nordic countries, Baltic States, the Commonwealth of Independent States and Russia, where OdysseyRe's presence continues to develop.

The **Singapore** office, with its representative bureau in **Tokyo**, is OdysseyRe's base for business in the Pacific Rim. The Division's gross premiums written grew to $98 million from $91 million last year. Japan is our largest source of business, followed by China and Korea.

The developing economies of India and China will likely propel the Asian market's expansion over the next several decades. OdysseyRe is well-positioned to capitalize on these opportunities as we continue to expand our business relationships throughout the region.

2004 Gross Premiums Written by Type of Business


Property Proportional 35%
Property Excess of Loss 23%
Surety & Credit 10%
Casualty Proportional 10%
Casualty Excess of Loss 9%
Marine & Aerospace 8%
Miscellaneous 4%
Facultative 1%



Brian D. Young
Chief Executive Officer
London Market Division

LONDON MARKET DIVISION

OdysseyRe's London Market Division underwrites insurance and reinsurance on a world-wide basis through two distinct platforms: Newline Syndicate 1218 at Lloyd's and OdysseyRe's London Branch. Newline underwrites international casualty insurance at Lloyd's and through its service company in Bristol. The London Branch underwrites property, casualty, marine and aerospace reinsurance on a treaty basis. Combined, OdysseyRe's London Market operations represent $447.7 million in gross premiums written and 16.7% of the Company's total gross premiums written.

The London Market Division has achieved significant expansion in premiums and improvement in its combined ratio during the rapidly changing underwriting environment of the last three years. During that time, the Division's gross premiums written have grown from $165.9 million to $447.7 million and its combined ratio has improved 28.1 percentage points to 94.2%. Premium growth in 2004 was modest at 2.2%, as competitive pressures became more

Gross Premiums Written ($ in millions)



2002
$315.3
2003
$437.9
2004
$447.7

Combined Ratio



2002
97.5%
2003
88.2%
2004
94.2%

pronounced. OdysseyRe's adaptability and willingness to provide capacity at a time when others were withdrawing from the market have worked to our advantage. As a result, the Division's market position has gained prominence as a leader, particularly in casualty, personal accident, property catastrophe and aerospace lines.

Newline Syndicate is a highly focused international casualty insurance underwriter. It operates through four business units – general liability, financial institutions, professional indemnity and directors & officers liability. As part of Lloyd's, Newline underwrites business in numerous countries, with the bulk of its portfolio concentrated in the U.K., Continental Europe, Australia and South Africa. Newline's core clientele are small- to medium-sized enterprise risks, although it has the capability and capacity to underwrite large commercial risks as well. Newline is the lead underwriter on the majority of its business, which is a mixture of primary and excess. Additionally, Newline's service company in Bristol underwrites general liability and professional indemnity business in the U.K. provincial market. Newline's premium volume during 2004 was relatively flat compared to 2003.

The **London Branch** underwrites through three treaty units: property, casualty, and marine and aerospace. Its underwriting portfolio is primarily excess of loss, and is well-balanced across all lines of business. OdysseyRe is a quoting market in London and leads a meaningful proportion of its business. The London Branch's premium volume grew to $182.5 million in 2004 from $154.5 million in the prior year.

Newline's presence at Lloyd's provides OdysseyRe with immediate access to casualty insurance business in the 180 countries where it is licensed. In 2004, our London Branch opened an underwriting box on the company gallery at Lloyd's in order to provide us with a further point of access to global reinsurance business. OdysseyRe is well represented as both an insurer and a reinsurer at the heart of the London market.

2004 Gross Premiums Written by Type of Business


Liability Lines 57%
Property Excess of Loss 15%
Marine & Aerospace 14%
Casualty Excess of Loss 5%
Casualty Proportional 5%
Miscellaneous 2%
Property Proportional 2%

U.S. INSURANCE DIVISION

The U.S. Insurance Division provides highly sought "A" rated underwriting capacity for specialty markets through Hudson Insurance Group. With nearly 100 professionals, Hudson works with experienced and proven program administrators from its office in New York, and underwrites medical malpractice coverage for hospitals and physicians from its offices in Napa, California and Chicago, Illinois. Hudson's expansion in the market has been opportune. Since its formation in 2003, the U.S. Insurance Division has achieved meaningful premium growth of 23.4% to $412.1 million from $333.8 million in 2003. The combined ratio for the Division was 84.9% in 2004 compared to 90.9% in the prior year.



James E. Migliorini
Chief Executive Officer
U.S. Insurance Division

Hudson Programs partners with qualified program administrators, who underwrite, manage and distribute specialized insurance products through selected insurance agents and brokers. In 2004, our program business represented 66.6% of the Division's gross

Gross Premiums Written ($ in millions)


2002
$168.6
2003
$333.8
2004
$412.1

Combined Ratio


2002
103.7%
2003
90.9%
2004
84.9%

premiums written. New programs introduced in 2004 contributed to the Division's double-digit growth, and included: environmental impairment liability for small environmental contractors; professional liability coverage for architects and engineers; and excess liability, including umbrella and specialty general liability. Hudson Programs expanded its existing portfolio of Native American insurance business and non-standard automobile programs in New York and California. During the year, Hudson also assumed a much larger share of a specialty D&O program previously underwritten through our Lloyd's Syndicate.

Hudson Healthcare provides medical malpractice coverage to hospitals and physicians. In 2004, the unit narrowed the strategic focus of its healthcare business, identifying its preferred customer and geographic segmentation. As part of this initiative, Hudson Healthcare's underwriters are organized into five teams, each dedicated to expanding the business around specific groups of physicians and hospitals in selected territories. Those teams are supported by dedicated claims, actuarial and risk management resources, allowing us to look at the full spectrum of the market from preferred to distressed risks.

Opportunities for profitable growth in specialty lines are expected to continue in 2005. The U.S. market for program business is sizeable, and Hudson Program's disciplined approach to underwriting and pricing will support prudent growth expectations. In the program business, choosing the right partners, managing the quality of the underlying claims and administrative processes, and closely monitoring pricing and performance will continue to be key. Hudson Healthcare will continue to be advantaged in the healthcare sector, where underwriting capacity is expected to remain restricted in many jurisdictions.

Overall, the Division will continue to provide diversification of risk to OdysseyRe, while enhancing our future profitability.

2004 Gross Premiums Written by Type of Business


Healthcare 33%
Casualty 33%
Auto 26%
Property 8%



ELEMENTS OF UNDERWRITING

Quick, skilled, strong, diverse and global – five characteristics that have consistently distinguished OdysseyRe in the marketplace. Our goal is to exceed the expectations of clients, of stockholders and of ourselves.

QUICK Speed creates value. But sophisticated tools and sound judgment matter little if you can't deliver quickly and accurately. Getting back fast not only serves the client, it allows us to help shape the transaction.



SKILLED OdysseyRe is an underwriting company. Our job is to create value for stockholders while diminishing risk for our clients. We strive for underwriting profitability, and we employ the best people and technical resources available to achieve it.



STRONG Financial strength is fundamental to any financial service like reinsurance. But while size does matter, ratios and results matter more. At OdysseyRe, we use our capital, capacity and continuity to fortify our client and broker relationships in all of our markets.



DIVERSE Diversification is as vital to underwriting as it is to investment performance. A measured diversification of exposure, geography, product line and source of business strengthens the durability of our commitments. OdysseyRe is one of the best diversified among leading reinsurers.



GLOBAL An active and informed local presence is a key factor in choosing business partners. As the future landscape increasingly shifts away from developed Western nations, we are well-positioned to partner with those companies who share our objectives to participate in economic growth worldwide.





ELEMENTS OF PERFORMANCE

(Dollars in Millions, Except Per Share Amounts)

	2002	2003	2004
STOCKHOLDERS' EQUITY	1,056.1	1,390.2	1,585.5
STATUTORY SURPLUS	990.5	1,553.1	1,675.9
GROSS PREMIUMS WRITTEN	1,894.5	2,558.2	2,656.5
TOTAL ASSETS	5,303.7	6,460.1	7,705.8
NET BOOK VALUE PER SHARE	16.25	21.39	24.48

ODYSSEY RE HOLDINGS CORP.

Financial Report


OdysseyRe®

SELECTED FINANCIAL DATA

The following selected financial data should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes that are included in this Annual Report. Financial information in the table reflects the results of operations and financial position of OdysseyRe.

The following GAAP statement of operations and balance sheet data relating to each of the years 2000 through 2004 has been derived from our annual consolidated financial statements, audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004, and related notes, are included in this Annual Report.

We encourage you to read the consolidated financial statements included in this Annual Report because they contain our complete financial statements for the years ended December 31, 2004, 2003 and 2002. The results of operations for the year ended December 31, 2004 are not necessarily indicative of future results.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)				
GAAP Statement of Operations Data:					
Gross premiums written	$ 2,656,509	$ 2,558,156	$ 1,894,530	$ 1,153,606	$ 862,166
Net premiums written	$ 2,362,577	$ 2,153,580	$ 1,631,245	$ 984,650	$ 701,334
Net premiums earned	$ 2,331,067	$ 1,965,093	$ 1,432,642	$ 900,537	$ 681,831
Net investment income	164,703	134,115	123,028	114,600	126,593
Net realized investment gains	113,464	202,742	135,796	13,313	23,611
Total revenues	2,609,234	2,301,950	1,691,466	1,028,450	832,035
Losses and loss adjustment expenses	1,629,564	1,325,765	987,195	725,767	503,464
Acquisition costs	528,425	476,015	362,262	248,425	198,570
Other underwriting expenses	125,679	101,308	70,269	64,694	53,254
Other expense (income), net	21,207	7,912	4,985	(755)	(3,839)
Interest expense	25,609	12,656	8,689	5,938	—
Total expenses	2,330,484	1,923,656	1,433,400	1,044,069	751,449
Income (loss) before income taxes and cumulative effect of a change in accounting principle	278,750	378,294	258,066	(15,619)	80,586
Federal and foreign income tax provision (benefit)	91,851	129,069	86,751	(7,658)	25,795
Income (loss) before cumulative effect of a change in accounting principle	186,899	249,225	171,315	(7,961)	54,791
Cumulative effect of a change in accounting principle	—	—	36,862	—	—
Net income (loss), as reported	186,899	249,225	208,177	(7,961)	54,791
Adjustments:					
Negative goodwill	—	—	—	(8,348)	(8,348)
Goodwill	—	—	—	2,516	2,516
Adjusted net income (loss) (1)	$ 186,899	$ 249,225	$ 208,177	$ (13,793)	$ 48,959

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)				
BASIC					
Weighted average shares outstanding	64,361,535	64,736,830	64,744,067	57,018,497	48,000,000
Basic earnings (loss) per share, before cumulative effect of a change in accounting principle	$ 2.90	$ 3.85	$ 2.65	$ (0.14)	$ 1.14
Cumulative effect of a change in accounting principle	—	—	0.57	—	—
Basic earnings (loss) per share, as reported	2.90	3.85	3.22	(0.14)	1.14
Adjustments:					
Negative goodwill	—	—	—	(0.15)	(0.17)
Goodwill	—	—	—	0.05	0.05
Adjusted basic earnings (loss) per share (1)	$ 2.90	$ 3.85	$ 3.22	$ (0.24)	$ 1.02
DILUTED					
Weighted average shares outstanding	69,993,136	70,279,467	67,919,664	57,018,497	48,000,000
Diluted earnings (loss) per share, before cumulative effect of a change in accounting principle	$ 2.71	$ 3.59	$ 2.55	$ (0.14)	$ 1.14
Cumulative effect of a change in accounting principle	—	—	0.54	—	—
Diluted earnings (loss) per share, as reported	2.71	3.59	3.09	(0.14)	1.14
Adjustments:					
Negative goodwill	—	—	—	(0.15)	(0.17)
Goodwill	—	—	—	0.05	0.05
Adjusted diluted earnings (loss) per share (1) (2) (3)	$ 2.71	$ 3.59	$ 3.09	$ (0.24)	$ 1.02

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)				
Selected GAAP Financial Ratios:					
Losses and loss adjustment expense ratio	69.9%	67.5%	68.9%	80.6%	73.9%
Underwriting expense ratio	28.1	29.3	30.2	34.8	36.9
Combined ratio	98.0%	96.8%	99.1%	115.4%	110.8%
GAAP Balance Sheet Data:					
Total investments and cash	$ 5,236,451	$ 4,237,248	$ 3,082,403	$ 2,659,776	$ 2,641,615
Total assets	7,705,775	6,460,056	5,303,675	4,648,291	4,254,103
Unpaid losses and loss adjustment expenses	4,228,021	3,400,277	2,871,552	2,720,220	2,566,396
Debt obligations	376,040	376,892	206,340	200,000	—
Total stockholders' equity	1,585,500	1,390,235	1,056,083	820,872	957,875
Book value per share (4)	24.48	21.39	16.25	12.60	19.96
Dividends per share (4)	0.13	0.11	0.10	0.03	1.77

(1) Assumes retroactive implementation of SFAS Nos. 141 and 142, which relate to goodwill and negative goodwill. These statements were adopted by us on January 1, 2002.

(2) The Emerging Issues Task Force ("EITF") Issue 4-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share," which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, should be included in diluted earnings per share. The terms of our convertible senior debentures, which were issued in June 2002, (see note 17 of our consolidated financial statements) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of our senior debentures to common stock has been assumed when calculating our diluted earnings per share. The diluted earnings per share for the years ended December 31, 2003 and 2002 have been restated to conform to the requirements of EITF Issue 4-08. See notes 2(k) and 8 of our consolidated financial statements included in this Annual Report.

(3) Inclusion of the unvested portion of restricted common stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan would have an anti-dilutive effect on the 2001 diluted earnings per share (i.e., the diluted earnings per share would be greater than the basic earnings per share); accordingly, such shares were excluded from the calculation of the 2001 earnings per share.

(4) Based on our common stock outstanding of: 64,754,978 shares as of December 31, 2004; 64,996,166 shares as of December 31, 2003; 65,003,963 shares as of December 31, 2002; 65,142,857 shares as of December 31, 2001; and 48,000,000 shares as of December 31, 2000.

Overview

Odyssey Re Holdings Corp. is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Odyssey America Reinsurance Corporation. Odyssey America directly or indirectly owns all of the common stock of: Clearwater Insurance Company; Clearwater Select Insurance Company; Odyssey UK Holdings Corporation; Newline Underwriting Management Ltd., which owns and manages a syndicate at Lloyd's, Newline Syndicate 1218; Hudson Insurance Company and Hudson Specialty Insurance Company. On November 15, 2004, we acquired Overseas Partners US Reinsurance Company ("Opus Re"), a reinsurance company domiciled in the state of Delaware. Opus Re's name has been changed to Clearwater Select Insurance Company. On October 1, 2004, we sold all of our shares of First Capital to Fairfax Asia Limited in exchange for Class B non-voting shares of Fairfax Asia, representing a $38.6 million, or approximately 45%, ownership interest in Fairfax Asia. Fairfax Financial Holdings Limited, a Canadian financial services holding company, owned 80.8% of our common stock as of December 31, 2004, and also owns the controlling interest in Fairfax Asia.

Through our operating subsidiaries, we are a leading United States based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement or treaty. Facultative reinsurance involves the reinsurance of a specific policy as opposed to a line or class of business. We also write specialty and non-traditional lines of reinsurance, including professional liability, marine and aerospace. We also underwrite specialty program insurance as well as physicians medical malpractice and hospital professional liability insurance.

Our gross premiums written for the year ended December 31, 2004 were $2.7 billion, an increase of $98.3 million, or 3.8%, compared to gross premiums written for the year ended December 31, 2003 of $2.6 billion. Continued premium growth was evident in the EuroAsia, London Market and U.S. Insurance divisions while gross premiums written declined in the Americas division. We continue to opportunistically expand in certain classes of business and geographically. Our non-United States operations accounted for 45.9% of our premium volume for the year ended December 31, 2004 compared to 41.9% for the year ended December 31, 2003. For the years ended December 31, 2004 and 2003, our net premiums written were $2.4 billion and $2.2 billion, respectively, and our net income was $186.9 million and $249.2 million, respectively. As of December 31, 2004, we had total assets of $7.7 billion and total stockholders' equity of $1.6 billion.

The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the sum of losses and loss adjustment expenses incurred as a percentage of net premiums earned plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include income from investments. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio, which includes the losses from four hurricanes as discussed below, was 98.0% for the year ended December 31, 2004, an increase of 1.2 percentage points from the 96.8% combined ratio for the year ended December 31, 2003. This continued underwriting profitability is a direct result of our underwriting actions, including improvements in pricing as well as terms and conditions, global diversification and our opportunistic expansion into better performing lines of business.

We operate our business through four divisions, the Americas, EuroAsia, London Market, and U.S. Insurance.

The Americas division is our largest division and writes casualty, surety and property treaty reinsurance, and facultative casualty reinsurance in the United States and Canada, and primarily treaty and facultative property reinsurance in Central and South America. The Americas division is comprised of three units, the United States, Canada, and Latin America, with two offices in New York City, and offices located in Stamford, Mexico City, Miami, Santiago and Toronto.

The EuroAsia division operates out of four offices, with principal offices in Paris and Singapore. The EuroAsia business consists of international reinsurance business that is geographically dispersed, mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim, and the Middle East. The EuroAsia division has been successful in taking advantage of the rate increases throughout its international scope of operations and in creating new market opportunities by leveraging its long-term ceding company and broker relationships.

The London Market division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline, which in turn owns and manages Syndicate 1218, and our London branch office. Our Lloyd's membership provides strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus lines basis in the United States. The London Market division in general, and Newline in particular, has experienced a resurgence of opportunities from domestic and international business. The London Market division writes insurance and reinsurance business worldwide, principally through brokers.

The U.S. Insurance division is comprised of Hudson, Hudson Specialty and Clearwater. The U.S. Insurance division writes specialty program insurance business, physicians medical malpractice and hospital professional liability business. The U.S. Insurance division operates out of Napa, Chicago and New York.

Revenues

We derive our revenues from two principal sources: premiums from insurance placed and reinsurance assumed, net of premiums ceded (net premiums written); and income from investments. Net premiums written are earned (net premiums earned) as they are credited to revenue over the terms of the underlying contracts or certificates in force. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

Consistent with our significant accounting policies, we utilize estimates in establishing premiums written, the corresponding acquisition expenses and unearned premium reserves for our reinsurance business. These estimates are required to reflect differences in the timing of the receipt of accounts from the ceding company and the actual due dates of the accounts at the close of each accounting period.

The following table displays, by division, the estimates included in the years ended December 31, 2004, 2003 and 2002 financial statements related to gross premiums written, acquisition costs, accounts receivable and unearned premium reserves (in millions):

	As of December 31,			Change For the Years Ended December 31,		
Division	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
			Gross Premiums Written			
Americas	$ 269.0	$ 270.7	$ 245.9	$ (1.7)	$ 24.8	$ 42.6
EuroAsia	115.6	76.0	58.7	39.6	17.3	17.1
London Market	61.2	55.6	50.8	5.6	4.8	10.5
Total	$ 445.8	$ 402.3	$ 355.4	$ 43.5	$ 46.9	$ 70.2
			Acquisition Costs			
Americas	$ 88.6	$ 96.3	$ 63.4	$ (7.7)	$ 32.9	$ 17.3
EuroAsia	33.1	23.8	18.4	9.3	5.4	5.4
London Market	10.7	12.9	11.4	(2.2)	1.6	8.0
Total	$ 132.4	$ 133.0	$ 93.2	$ (0.6)	$ 39.9	$ 30.7

Division	As of December 31,			Change For the Years Ended December 31,		
	2004	2003	2002	2004	2003	2002
			Reinsurance Balances Receivable			
Americas	$ 186.8	$ 194.4	$ 178.6	$ (7.6)	$ 15.8	$ 19.5
EuroAsia	79.6	52.4	40.3	27.2	12.1	11.6
London Market	36.8	45.6	42.2	(8.8)	3.4	15.2
Total	$ 303.2	$ 292.4	$ 261.1	$ 10.8	$ 31.3	$ 46.3
			Unearned Premium Reserve			
Americas	$ 162.7	$ 167.6	$ 115.8	$ (4.8)	$ 51.7	$ 11.9
EuroAsia	97.3	55.7	40.3	41.6	15.4	11.6
London Market	13.6	18.9	12.9	(5.4)	6.0	11.5
Total	$ 273.6	$ 242.2	$ 169.0	$ 31.4	$ 73.1	$ 35.0

Premium estimates, the corresponding acquisition costs and unearned premium reserves are established on a contract level for any significant accounts due but not rendered by the ceding company at the end of each accounting period. The estimated ultimate premium for the contract, actual accounts rendered by the ceding company, and our own experience on the contract are considered in establishing the estimate at the end of each accounting period. Subsequent adjustments, based on actual results, are recorded in the period in which they become known. The estimated accounts receivable balances are considered fully collectable. The estimates primarily represent the most current two underwriting years of accounts for which all corresponding reported accounts have been settled within contract terms. These estimates are considered "critical accounting estimates" because changes in these estimates can materially affect net income.

Expenses

Our reserves for unpaid losses and loss adjustment expenses reflect estimates, which are considered "critical accounting estimates," of ultimate claim liability. We perform quarterly reviews of the adequacy of these estimates of ultimate claim liability taking into consideration current and historical claim information, industry information, pricing and loss trends and relevant qualitative information. The effect of such quarterly reviews impacts incurred losses for the current period. Our methodology for evaluating reserve adequacy involves processes that may involve assessment of individual contracts, groups of like contracts, classes of business and business units. The complexities of our operations require analysis on both quantitative and qualitative bases. In addition, the allocation of changes in reserve estimates between underwriting year and accident year require allocations, both qualitative and quantitative. All of these processes, methods and practices appropriately balance actuarial science, business experience, and management judgment in a manner intended to assure the accuracy and consistency of our reserving practice.

Estimates of reserves for unpaid losses and loss adjustment expenses are contingent on many events occurring in the future. The eventual outcome of these events may be different from the assumptions underlying our reserve estimates. In the event the business environment and loss trends diverge from selected trends, we may have to adjust our reserves accordingly. Management believes that the recorded estimate represents the best estimate of unpaid losses and loss adjustment expenses based on the information available as of December 31, 2004. The estimate is reviewed on a quarterly basis and the ultimate liability may be more or less than the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

Included in the estimate of ultimate losses and loss expense liabilities is our exposure to asbestos and environmental claims, which are considered to have a long reporting tail. Our reserve for gross unpaid losses and loss expenses for asbestos claims as of December 31, 2004 was $242.2 million. Our provision for gross unpaid losses and loss adjustment expenses for environmental claims as of December 31, 2004 was $29.9 million. Net of reinsurance and indemnifications, unpaid losses and loss adjustment expenses for asbestos and environmental claims were $50.7 million and $10.9 million, respectively, as of December 31, 2004 (see note 16 to the consolidated financial statements).

As of December 31, 2004, we had gross reserves for unpaid losses and loss adjustment expenses of $4.2 billion, comprised of reported case loss reserves ("case reserves") of $2.2 billion and incurred but not reported reserves ("IBNR") of $2.0 billion. We had ceded reserves for unpaid losses and loss adjustment expenses of $1.1 billion, of which $469.8 million was IBNR. Net reserves for unpaid losses and loss adjustment expenses as of December 31, 2004 were $3.1 billion, of which $1.5 billion was case reserves and $1.6 billion was IBNR.

The Americas division accounted for $2.7 billion of our gross reserves for unpaid losses and loss adjustment expenses, comprised of case reserves of $1.6 billion and IBNR of $1.1 billion as of December 31, 2004. The Americas division ceded reserves for losses and loss adjustment expenses of $752.3 million, of which $229.9 million is IBNR as of December 31, 2004. The Americas division net reserves for unpaid losses and loss adjustment expenses as of December 31, 2004 were $2.0 billion of which $1.1 billion was case reserves and $849.9 million was IBNR.

The EuroAsia division accounted for $375.4 million of our gross reserves for unpaid losses and loss adjustment expenses, comprised of case reserves of $177.4 million and IBNR of $198.0 million as of December 31, 2004. The EuroAsia division ceded reserves for losses and loss adjustment expenses of $6.2 million, of which $1.7 million is IBNR as of December 31, 2004. EuroAsia division net reserves for unpaid losses and loss adjustment expenses as of December 31, 2004 were $369.2 million, of which $172.9 million was case reserves and $196.3 million was IBNR.

The London Market division accounted for $778.1 million of our gross reserves for unpaid losses and loss adjustment expenses, comprised of case reserves of $239.6 million and IBNR of $538.5 million as of December 31, 2004. The London Market division ceded reserves for losses and loss adjustment expenses of $188.9 million, of which $132.8 million is IBNR as of December 31, 2004. London Market division net reserves for unpaid losses and loss adjustment expenses as of December 31, 2004 were $589.1 million of which $183.4 million was case reserves and $405.7 million was IBNR.

The U.S. Insurance division accounted for $344.1 million of our gross reserves for unpaid losses and loss adjustment expenses, comprised of case reserves of $86.2 million and IBNR of $257.9 million as of December 31, 2004. The U.S. Insurance division ceded reserves for losses and loss adjustment expenses of $144.6 million, of which $105.4 million is IBNR as of December 31, 2004. U.S. Insurance division net reserves for unpaid losses and loss adjustment expenses as of December 31, 2004 were $199.5 million, of which $47.0 million was case reserves and $152.5 million was IBNR.

Acquisition costs consist principally of commissions and brokerage expenses incurred on business written under reinsurance contracts or certificates and insurance policies. These costs are deferred and amortized over the period in which the related premiums are earned. Commission adjustments with ceding companies are accrued based on the underwriting profitability of the business produced. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on our historical experience. The methods of making such estimates and establishing the deferred costs are continually reviewed by the Company, and any adjustments are made in the accounting period in which the adjustment arose. We believe the estimate of these deferred acquisition costs is a "critical accounting estimate," because changes in these estimates can materially affect net income.

Other underwriting expenses consist of cost of operations associated with our underwriting activities. These expenses include compensation, rent, and all other general expenses allocated to our underwriting activity and exclude any investment or claims related expenses.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Gross Premiums Written. Gross premiums written for the year ended December 31, 2004 increased by $0.1 billion, or 3.8%, to $2.7 billion from $2.6 billion for the year ended December 31, 2003. The increase in premium volume is attributable to increases in the EuroAsia division of $145.6 million, or 35.7%, the London Market division of $9.8 million, or 2.2%, and the U.S. Insurance division of $78.2 million, or 23.5%. These increases are offset by a decrease in the Americas division of $158.2 million, or 11.1%.

On an overall basis, for the year ended December 31, 2004, total reinsurance gross premiums written of $2.0 billion remained relatively unchanged compared to the year ended December 31, 2003. Insurance gross premiums written for the year ended December 31, 2004 were $702.1 million, compared to $634.9 million for the year ended December 31, 2003, a 10.6% increase.

The Americas division accounted for $1.3 billion, or 47.2%, of our gross premiums written for the year ended December 31, 2004, a decrease of $158.2 million, or 11.1%, compared to $1.4 billion, or 54.7%, of our gross premiums written for the year ended December 31, 2003. Gross premiums written by the United States unit for the year ended December 31, 2004 were $1.0 billion, a decrease of $143.6 million, or 12.1%, compared to $1.2 billion for the year ended December 31, 2003. Decreases in the casualty treaty business of $109.0 million are related to a number of factors, primarily ceding companies increasing their net retentions, non-renewal of certain business which did not meet our underwriting standards, and market competition. Gross premiums written by the Latin America unit for the year ended December 31, 2004 were $171.3 million, an increase of $21.6 million, or 14.4%, compared to $149.7 million for the year ended December 31, 2003. This increase is attributable to an increase in new property business written through our Latin American offices. The Canadian unit had gross premiums written of $46.0 million for the year ended December 31, 2004, a decrease of $33.6 million, or 42.2%, compared to $79.6 million for the year ended December 31, 2003. The decrease is primarily due to the cancellation of certain affiliated Canadian company business during 2004.

The decrease in the Americas division gross premiums written for the year ended December 31, 2004, compared to 2003, is comprised of decreases in treaty property of $62.1 million (16.7%) and treaty casualty of $125.2 million (15.2%). These decreases are offset by increases in other treaty business of $12.6 million (15.6%) and facultative reinsurance of $16.5 million (11.4%).

For the year ended December 31, 2004, the EuroAsia division had gross premiums written of $553.7 million, or 20.7%, of our gross premiums written, an increase of $145.6 million, or 35.7%, compared to $408.1 million, or 15.7%, of our gross premiums written for the year ended December 31, 2003. The increase is due to new business and increased participations on existing client business, combined with continued strong renewal rates across most lines of business. Growth has been most notable in the property, motor and credit classes of business. Our EuroAsia division continues to access an increased level of profitable opportunities resulting from recent years' catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For the year ended December 31, 2004, our Paris office had gross premiums written of $430.7 million, an increase of $130.8 million, or 43.6%, from $299.9 million for the year ended December 31, 2003. For the years ended December 31, 2004 and 2003, our Singapore office had gross premiums written of $98.0 million and $90.6 million, respectively, an increase of $7.4 million, or 8.2%.

The increase in the EuroAsia division gross premiums written for the year ended December 31, 2004, compared to 2003, is comprised of increases in treaty property business of $68.7 million (27.5%), treaty casualty business of $43.6 million (70.3%) and all other treaty lines, principally marine, aerospace and credit, of $30.0 million (42.7%). Property facultative business decreased to $4.5 million for the year ended December 31, 2004 from $8.6 million for the year ended December 31, 2003 as we continue to reduce our exposure on this line of business.

The London Market division generated $447.7 million, or 16.7%, of our gross premiums written for the year ended December 31, 2004, an increase of $9.8 million, or 2.2%, compared to $437.9 million, or 16.8%, of our gross premiums written for the year ended December 31, 2003. Gross premiums written by the London branch for the year ended December 31, 2004 were $182.5 million, an increase of $28.1 million, or 18.2%, compared to $154.4 million for the year ended December 31, 2003. A portion of this increase is related to $11.4 million of reinstatement premiums due to hurricane activity. Our Lloyd's syndicate, which mainly writes professional liability insurance business, had gross premiums written of $265.2 million for the year ended December 31, 2004, a decrease of $18.3 million, or 6.5%, compared to $283.5 million for the year ended December 31, 2003.

The increase in the London branch gross premiums written for the year ended December 31, 2004, compared to 2003, is comprised of increases in treaty property business of $10.5 million (16.8%), treaty casualty business of $12.1 million (35.3%) and treaty marine and aerospace business of $5.5 million (9.6%). The Lloyd's syndicate business is principally comprised of liability insurance business.

The U.S. Insurance division accounted for $412.1 million, or 15.4%, of our gross premiums written for the year ended December 31, 2004, an increase of $78.3 million, compared to $333.8 million, or 12.8%, of our gross premiums written for the year ended

December 31, 2003. The Program unit had gross premiums written of $274.4 million for the year ended December 31, 2004, an increase of $51.2 million, or 22.9%, compared to $223.2 million for the year ended December 31, 2003. New professional liability and personal automobile programs contributed to the increase in gross premiums written. Our Healthcare unit, which writes physicians medical malpractice insurance and hospital professional liability business, had $137.7 million of premiums written for the year ended December 31, 2004, an increase of $27.1 million, or 24.5%, compared to $110.6 million for the year ended December 31, 2003.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2004 decreased by $110.7 million, or 27.4%, to $293.9 million from $404.6 million for the year ended December 31, 2003. The decrease in ceded premiums written relates to decreases in cessions to Odyssey America's whole account aggregate excess of loss cover of $71.6 million; the cancellation of certain affiliated business of $36.7 million; decreases in the Latin America facultative cessions of $14.3 million, as well as reductions in the cessions of our Newline Syndicate of $15.8 million. These reductions were offset by increased cessions in our catastrophe program for reinstatement premiums of $20.8 million primarily associated with the four hurricanes and an increase in the U.S. Insurance division cessions due to increases in the gross premium volume.

Net Premiums Written. Net premiums written for the year ended December 31, 2004 increased by $209.0 million, or 9.7%, to $2.4 billion from $2.2 billion for the year ended December 31, 2003. Net premiums written represents gross premiums written less ceded premiums written. The percentage increase in net premiums written is greater than the gross premiums written as a result of the reduction in ceded premiums written as discussed above.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2004 increased by $366.0 million, or 18.6%, to $2.3 billion from $2.0 billion for the year ended December 31, 2003. The earned premium increased in each of the Company's divisions. The America's division increased by $58.7 million, or 5%, reflecting the growth in volume over the past two years, offset by a slight decline in net premiums written in the current year. The EuroAsia division increased by $117.6 million, or 32.2%, reflecting the continued premium growth in the current year. The London Market division increased by $87.0 million, or 26%, reflecting the prior period growth in premium volume, and the U.S. Insurance division increased by $102.7 million, or 107.4%, representing the growth in net premiums written in 2004.

Net Investment Income. Net investment income for the year ended December 31, 2004 increased by $30.6 million, or 22.8%, to $164.7 million from $134.1 million for the year ended December 31, 2003. This increase is mainly attributable to the reinvestment in 2004 of the significant cash balances maintained during 2003 into asset classes with investment yields substantially greater than the amount earned on the cash balances. As disclosed in note 4 of the consolidated financial statements, net investment income is comprised of gross investment income of $196.6 million less investment expenses of $31.9 million for the year ended December 31, 2004, compared to gross investment income of $170.2 million less investment expenses of $36.1 million for the year ended December 31, 2003. The increase in gross investment income is due to an increase on interest on fixed income securities of $31.9 million, dividends on equity securities of $14.6 million, interest on cash and short term investments of $3.6 million, offset by a decrease in other investments of $23.7 million. Investment expenses decreased by $4.2 million, primarily related to the decrease in the interest on funds held associated with the aggregate excess of loss cover. The direct investment yield was 4.2% and 4.9% for the years ended December 31, 2004 and 2003, respectively.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2004 decreased by $89.2 million to $113.5 million from a gain of $202.7 million for the year ended December 31, 2003. The decrease in net realized gains is comprised of increases in net gains related to equity securities of $57.3 million and an increase in net gains related to other investments of $3.5 million, offset by decreases in net gains related to fixed income securities, short-term investments, cash and cash equivalents of $100.6 million. Additionally, during 2004, we entered into short sale transactions and Standard & Poor's index call options, and Standard & Poor's total return swaps, in each case to provide an economic hedge against a decline in the equity markets. Our derivative and short sale investments resulted in an increase in net realized investment losses for the year ended December 31, 2004 of $49.6 million, principally resulting from a decrease in the fair value of these investments, which is recorded as a net realized investment gain or loss. During 2004, we did not recognize any other than temporary impairment losses on our investment portfolio. Included in net realized investment gains, discussed above, for the year ended December 31, 2003 are $58.8 million of realized losses on the other than temporary write-down of certain fixed income and equity securities.

Our operating strategy is a total return basis including a value-oriented investment strategy, which results in the periodic recognition of realized capital gains, which can fluctuate significantly from period to period. The net realized investment gains in 2003 were principally related to gains on fixed income securities when interest rates declined to historically low levels.

Losses and Loss Adjustment Expenses. Incurred losses and loss adjustment expenses increased 22.9% to $1,629.6 million for the year ended December 31, 2004 from $1,325.8 million for the year ended December 31, 2003. The increase in incurred losses and loss adjustment expenses was principally related to the 18.6% increase in net premiums earned, $93.5 million of property catastrophe losses related to the four hurricanes occurring in the third quarter of 2004, and an increase in losses and loss adjustment expenses principally related to casualty classes of business written for accident years prior to 2001 of $181.2 million for the year ended December 31, 2004, compared to $116.9 million for the year ended December 31, 2003. As a result of our reinsurance protection, there were no net adjustments related to asbestos and environmental loss reserves.

For the Americas division, incurred losses and loss adjustment expenses increased 13.1% to $906.1 million for the year ended December 31, 2004 from $801.3 million for the year ended December 31, 2003. The increase in incurred losses and loss adjustment expenses was principally related to a $58.7 million increase in net premiums earned and $68.0 million of property catastrophe losses related to the four hurricanes occurring in the third quarter of 2004. In the Americas division, net losses and loss adjustment expense reserve adjustments related to accident years 2003 and prior for the year ended December 31, 2004 were $176.0 million, principally related to casualty classes of business. Casualty lines net reserve adjustments for accident years prior to 2001 increased $242.4 million, partially offset by net reserve reductions of $66.4 million on accident years 2001 through 2003. For the year ended December 31, 2003, reserve adjustments of $87.0 million, principally related to casualty exposures, were recorded.

For the EuroAsia division, incurred losses and loss adjustment expenses increased 20.5% to $299.8 million for the year ended December 31, 2004 from $248.7 million for the year ended December 31, 2003. The increase in the dollar amount is due to the net premiums earned growth of 32.2%, as the loss ratios on the underlying business improved. In the EuroAsia division, net losses and loss adjustment expense reserve adjustments related to accident years 2003 and prior for the year ended December 31, 2004 were $6.6 million, principally related to bond exposures underwritten in 2002. For the year ended December 31, 2003, there were $11.0 million of reserve adjustments related to prior accident years.

For the London Market division, incurred losses and loss adjustment expenses increased 42.9% to $293.6 million for the year ended December 31, 2004 from $205.5 million for the year ended December 31, 2003 due to the increase in net premiums earned of 26.0% and the property catastrophe losses of $25.4 million related to the four hurricanes occurring in the third quarter of 2004. In the London Market division, net losses and loss adjustment expense reserve adjustments related to accident years 2003 and prior for the year ended December 31, 2004 decreased by $0.2 million. For the year ended December 31, 2003, there were $22.6 million of reserve adjustments principally related to casualty exposures in the Lloyd's syndicate.

For the U.S. Insurance division, incurred losses and loss adjustment expenses increased 85.0% to $130.1 million for the year ended December 31, 2004 from $70.4 million for the year ended December 31, 2003. The increase in incurred losses and loss adjustment expenses was principally related to the increase in net premiums earned. In the U.S. Insurance division, net losses and loss adjustment expense reserve adjustments related to accident years 2003 and prior for the year ended December 31, 2004 decreased by $1.2 million. There were $1.4 million of reserve adjustments related to prior accident years in the U.S. Insurance division for the year ended December 31, 2003.

Acquisition Costs. Acquisition costs for the year ended December 31, 2004 were $528.4 million, compared to $476.0 million for the year ended December 31, 2003, with the increase due to premium growth. The resulting acquisition cost ratio, i.e., acquisition expenses expressed as a percentage of net premiums earned, was 22.7% for the year ended December 31, 2004, compared to 24.2% for the year ended December 31, 2003. The decrease in the acquisition expense ratio is attributable to the increase in premium volume in the EuroAsia, London Market, and U.S. Insurance divisions which has a lower overall acquisition ratio compared to the Americas, which had an overall decrease in net premium volume in 2004 compared to 2003.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2004 were $125.7 million, compared to $101.3 million for the year ended December 31, 2003. The other underwriting expense ratio, expressed as a percentage of net premiums earned, was 5.4% for the year ended December 31, 2004, compared to 5.2% for the year ended December 31, 2003. This increase in other underwriting expenses is attributable to an increase in headcount, personnel related costs and other expenses generated by our substantial growth and global and product line diversification over the last three years.

Other Expenses, Net. Other expenses, net, for the year ended December 31, 2004, were $21.2 million, compared to $7.9 million for the year ended December 31, 2003. The other expense is primarily comprised of the operating expenses of our holding company and includes audit related fees; Sarbanes-Oxley compliance consulting fees; other corporate related legal and consulting fees; and compensation expense, including the amortization of restricted share grants. Other expenses, net, for the year ended December 31, 2004, also includes the minority interest elimination of an investment that is consolidated in our financial statements (see note 4 to our consolidated financial statements).

Interest Expense. We incurred interest expense, related to our debt obligations, of $25.6 million for the year ended December 31, 2004, compared to $12.7 million for the year ended December 31, 2003. The increase is due primarily to the fourth quarter 2003 issuance of $225.0 million aggregate principal amount of 7.65% senior notes due 2013, offset by the prepayment of $50.0 million aggregate principal amount of our 7.49% senior notes due 2006.

Federal and Foreign Income Tax Provision. Our federal and foreign income tax provision for the year ended December 31, 2004 decreased by $37.2 million to $91.9 million, compared to $129.1 million for the year ended December 31, 2003, as a result of the decrease in pre-tax income. Our effective tax rates were 33.0% and 34.1% for the years ended December 31, 2004 and 2003, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written for the year ended December 31, 2003 increased by $663.7 million, or 35.0%, to $2.6 billion from $1.9 billion for the year ended December 31, 2002. Insurance and reinsurance market conditions improved substantially on a global basis the past two years, providing the key factor for growth. The increase in premium volume is attributable to increases in the Americas division of $232.4 million, or 19.5%, the EuroAsia division of $149.5 million, or 57.8%, the London Market division of $122.6 million, or 38.9%, and the U.S. insurance division of $165.2 million, or 98.0%.

On an overall basis, for the year ended December 31, 2003, total reinsurance gross premiums written increased by $404.4 million, or 25.9%, to $2.0 billion from $1.6 billion for the year ended December 31, 2002. Included in this amount are increases in property treaty business of $161.6 million (31.0%) and casualty treaty business of $158.9 million (20.9%). Insurance gross premiums written for the year ended December 31, 2003 were $634.9 million, compared to $369.5 million for the year ended December 31, 2002, a 71.8% increase.

The Americas division accounted for $1,421.4 million, or 54.7%, of our gross premiums written for the year ended December 31, 2003, an increase of $232.4 million, or 19.5%, compared to $1,189.0 million, or 61.6%, of our gross premiums written for the year ended December 31, 2002. Gross premiums written by the United States unit for the year ended December 31, 2003 were $1,188.0 million, an increase of $163.9 million, or 16.0%, compared to $1,024.1 million for the year ended December 31, 2002. Gross premiums written by the Latin America unit for the year ended December 31, 2003 were $149.7 million, an increase of $32.9 million, or 28.2%, compared to $116.8 million for the year ended December 31, 2002. The Canadian unit had gross premiums written of $79.6 million for the year ended December 31, 2003, an increase of $38.8 million, or 95.1%, compared to $40.8 million for the year ended December 31, 2002.

The increase in the Americas division gross premiums written for the year ended December 31, 2003, compared to 2002, is comprised of increases in treaty property business of $67.1 million (22.0%), treaty casualty business of $122.0 million (17.4%), other treaty business of $10.8 million (15.4%) and facultative reinsurance of $32.5 million (28.9%).

For the year ended December 31, 2003, the EuroAsia division had gross premiums written of $408.1 million, or 15.7%, of our gross premiums written, an increase of $149.4 million, or 57.8%, compared to $258.6 million, or 13.4%, of our gross premiums written for the year ended December 31, 2002. Opportunities in our EuroAsia division have increased due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For the years ended December 31, 2003 and 2002, our Paris office had gross premiums written of $299.9 million and $186.7 million, respectively, an increase of $113.2 million, or 60.6%. For the years ended December 31, 2003 and 2002, our Singapore office had gross premiums written of $90.6 million and $68.8 million, respectively, an increase of $21.8 million, or 31.7%. For the year ended December 31, 2003, First Capital had $17.6 million of direct premiums written, as compared to $3.2 million of direct premiums written for the three months ended December 31, 2002. First Capital was acquired on September 10, 2002, thus there was only one quarter's worth of results in 2002.

The increase in the EuroAsia division gross premiums written for the year ended December 31, 2003, compared to 2002, is comprised of increases in treaty property business of $89.0 million (55.4%), treaty casualty business of $19.5 million (45.9%) and all other treaty lines, principally marine, aerospace and credit, of $42.6 million (153.8%). Property facultative business decreased to $8.6 million for the year ended December 31, 2003 from $24.6 million for the year ended December 31, 2002 as we discontinued this line of business in Europe in 2003.

The London Market division generated $437.9 million, or 16.8%, of our gross premiums written for the year ended December 31, 2003 as compared to $315.3 million, or 16.3%, of our gross premiums written for the year ended December 31, 2002. Gross premiums written by the London branch for the year ended December 31, 2003 were $154.4 million, an increase of $36.9 million, or 31.4%, compared to $117.5 million for the year ended December 31, 2002. Our Lloyd's syndicate had gross premiums written of $283.5 million for the year ended December 31, 2003, an increase of $85.7 million, or 43.3%, compared to $197.8 million for the year ended December 31, 2002.

The increase in the London Branch gross premiums written for the year ended December 31, 2003, compared to 2002, is comprised of increases in treaty property business of $5.4 million (9.4%), treaty casualty business of $17.5 million (104.2%) and treaty, marine and aerospace business of $14.0 million (32.2%). The Lloyd's syndicate business is principally comprised of liability insurance business.

The U.S. Insurance division accounted for $333.8 million, or 12.8%, of our gross premiums written for the year ended December 31, 2003, an increase of $165.2 million, compared to $168.6 million, or 8.7%, of our gross premiums written for the year ended December 31, 2002. For the year ended December 31, 2003, Hudson had gross premiums written of $223.2 million, an increase of $54.6 million, or 32.4%, compared to $168.6 million for the year ended December 31, 2002. The new Healthcare unit established on January 1, 2003 contributed $110.6 million of premiums written for the year ended December 31, 2003.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2003 increased by $141.3 million, or 53.7%, to $404.6 million from $263.3 million for the year ended December 31, 2002. The increase in ceded premiums written is attributable to an increase in cessions to the whole account aggregate excess of loss covers associated with prior underwriting years in the amount of $49.3 million, the addition of the Healthcare unit in 2003, which accounted for $37.1 million of the increase, and the increase in cessions attributable to the Hudson business of $22.2 million. The remaining increase in ceded premiums written is attributable to the increase in the gross premiums written.

Net Premiums Written. Net premiums written for the year ended December 31, 2003 increased by $522.3 million, or 32.0%, to $2.2 billion from $1.6 million for the year ended December 31, 2002, consistent with the increase in gross premiums written. Net premiums written represents gross premiums written less ceded premiums written.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2003 increased by $532.5 million, or 37.2%, to $2.0 billion from $1.4 billion for the year ended December 31, 2002. This increase is consistent with the increase in net premiums written as described above.

Net Investment Income. Net investment income for the year ended December 31, 2003 increased by $11.1 million, or 9.0%, to $134.1 million from $123.0 million for the year ended December 31, 2002. The net investment yield was 4.9% and 4.3% for the years ended December 31, 2003 and 2002, respectively. The increase in investment income before expenses results principally from an increase in cash and invested assets of over $1.0 billion, as well as an increase in income from our other invested assets category, which includes certain investment participations including limited investment partnerships.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2003 increased by $66.9 million, or 49.3%, to $202.7 million from a gain of $135.8 million for the year ended December 31, 2002. The increase in net realized gains in 2003 was primarily related to the sale of fixed income securities, which had appreciated in value.

Included in net realized investment gains for the years ended December 31, 2003 and 2002, respectively, are $58.8 million and $13.0 million of realized losses on the other than temporary write-down of certain fixed income and equity securities.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2003 increased by $338.6 million, or 34.6%, to $1,325.8 million from $987.2 million for the year ended December 31, 2002. The increase in losses is a direct result of the increase in net premiums earned and increases in net loss reserves of $116.9 million primarily associated with accident years 1997 to 2000 for U.S. casualty business. The losses and loss adjustment expense ratio for the year ended December 31, 2003 was 67.5% compared to 68.9% for the year ended December 31, 2002. The improved losses and loss adjustment expense ratio reflects the general improvements in primary and reinsurance pricing.

Acquisition Costs. Acquisition costs for the year ended December 31, 2003 increased by $113.7 million, or 31.4%, to $476.0 million from $362.3 million for the year ended December 31, 2002, with the increase due to premium growth offset by a slight decrease in our acquisition cost ratio. The resulting acquisition cost ratio, i.e., acquisition expenses expressed as a percent of earned premium, was 24.2% for the year ended December 31, 2003 compared to 25.3% for the year ended December 31, 2002. The decrease in the acquisition expense ratio is attributable to the negotiation of lower commission and brokerage costs across the portfolio and mix of business, combined with the increased primary insurance underwritten during 2003, which has a lower acquisition cost ratio.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2003 were $101.3 million, compared to $70.3 million for the year ended December 31, 2002. The other underwriting expense ratio, expressed as a percent of premiums earned, was 5.2% for the year ended December 31, 2003, compared to 4.9% for the year ended December 31, 2002. This increase in other underwriting expenses and the related expense ratio is principally attributable to increased headcount from domestic and international expansion, increased premium taxes resulting from an increase in primary insurance premiums, and expenses associated with our Healthcare business and First Capital.

Other Expenses (Income), Net. Other expenses (income), net, for the year ended December 31, 2003 was a net expense of $7.9 million compared to $5.0 million of net income for the year ended December 31, 2002. The other expense (income), net, for the years ended December 31, 2003 and 2002, is primarily comprised of the operating expenses of the holding company.

Interest Expense. We incurred interest expense related to debt obligations of $12.7 million for the year ended December 31, 2003, compared to $8.7 million for the year ended December 31, 2002. The 2003 expense includes a full year's interest on our 4.375% convertible senior debentures due 2022, which were issued in June 2002, while only six months of expense is reflected in 2002. During the fourth quarter of 2003, we issued $225.0 million of our senior notes due November 1, 2013 (and prepaid $50.0 million of our senior notes due November 30, 2006) which contributed an additional $2.6 million of interest expense during 2003.

Federal and Foreign Income Tax Provision. Our federal and foreign income tax provision for the year ended December 31, 2003 increased by $42.3 million to $129.1 million, from $86.8 million for the year ended December 31, 2002, as a result of the increase in income.

Liquidity and Capital Resources

Our stockholders' equity increased by $195.3 million, or 14.0%, to $1.6 billion as of December 31, 2004, from $1.4 billion as of December 31, 2003. The net increase was mainly attributable to net income of $186.9 million, accumulated other comprehensive income, net of deferred taxes, of $24.4 million, offset by a decrease in treasury stock of $6.9 million and dividends paid to stockholders of $8.1 million for the year ended December 31, 2004. We have flexibility with respect to capitalization as a result of our access to the debt and equity markets. We filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission on February 23, 2004, which we amended on October 5, 2004 and January 26, 2005. This registration statement provides for the offer and sale by OdysseyRe of securities, including equity and debt securities, having a total offering price of up to $400.0 million.

As a holding company, our assets are principally comprised of the stock of Odyssey America and our principal sources of funds are cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. During 2005, Odyssey America can pay dividends to us of $167.6 million without prior regulatory approval. Odyssey America's liquidity requirements are principally met on a short-term and long-term basis by cash flows from operating activities, which principally result from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. Cash provided by operations was $603.2 million for the year ended December 31, 2004, compared to $564.1 million for the year ended December 31, 2003. Increased premium collections are directly attributable to the increase in premium volume realized since the latter part of calendar year 2001, which occurred as a result of substantially improved market conditions. Each of our business segments contributed to the improvement in our operating cash flow.

Total cash used in investing activities for the year ended December 31, 2004 was $1.0 billion compared to total cash provided by investing activities of $359.1 million for the year ended December 31, 2003. Cash and cash equivalents were $1,156.4 million and $1,588.7 million, as of December 31, 2004 and December 31, 2003, respectively. The decrease in cash and cash equivalents mainly resulted from purchases of fixed income securities. It is anticipated that our cash and cash equivalents will continue to be reinvested on a basis consistent with our long-term value oriented investment philosophy. Cash and short-term investments are maintained for liquidity purposes and represented 26.2% and 42.6% as of December 31, 2004 and December 31, 2003, respectively, of total financial statement investments and cash on such dates. Total fixed income securities were $2.5 billion as of December 31, 2004. Total investments and cash amounted to $5.2 billion as of December 31, 2004, an increase of $1.0 billion compared to December 31, 2003. The fixed income securities portfolio has a weighted average security rating of AA, as measured by Standard and Poor's. The duration of our investment portfolio exceeds the duration of our liabilities. We believe this difference is mitigated by the significant amount of cash and cash equivalents maintained, our substantial cash provided by operations and our overall capital position.

During the fourth quarter of 2003, we issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65%, which is due semi-annually on May 1st and November 1st. The senior notes are redeemable at a premium, prior to maturity, at our discretion.

In June 2002, we issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at our option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require us to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances specified in the indenture under which the Convertible Debt was issued, each Convertible Debt holder has the right to convert its Convertible Debt into 46.9925 shares of our common stock for every $1,000 principal amount of the Convertible Debt held by such holder; however, as of December 31, 2004, such circumstances had not occurred and therefore the Convertible Debt was not convertible as of such date. Upon conversion of the Convertible Debt, we may choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock. It is our intent to settle any debt conversion in cash. During the fourth quarter of 2004, we retired $0.1 million of the Convertible Debt. The Convertible Debt is reflected on our balance sheet at a value of $109.9 million, the aggregate principal amount of Convertible Debt outstanding.

In December 2001, we issued $100.0 million aggregate principal amount of senior notes due November 30, 2006, pursuant to a private placement. Interest accrues on the senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The senior notes are redeemable at a premium, prior to maturity, at our option. In November 2003 and June 2002, we prepaid $50.0 million and $10.0 million, respectively, aggregate principal amount of the senior notes. Immediately following the issuance of the senior notes, we entered into an interest rate swap agreement with Bank of America N.A. ("Bank of America") that effectively converted the fixed 7.49% interest rate into a variable interest rate of London Interbank Offered Rate ("LIBOR") plus 263 basis points. In May 2003, we sold the variable interest rate instrument for a gain of $6.4 million. The gain has been deferred and is being amortized over the remaining life of the senior notes. In conjunction with the prepayment of the senior notes, a portion of the deferred gain was immediately realized. As of December 31, 2004, the aggregate principal amount of the senior notes outstanding was $40.0 million and the remaining deferred gain is $1.5 million.

Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, Odyssey America has established a clean irrevocable letter of credit and a deposit trust account in favor of the Society and Council of Lloyd's. As of December 31, 2004, Odyssey America had pledged U.S. treasuries in the amount of

$164.7 million in support of a letter of credit and had placed $170.9 million in a deposit trust account in London. The letter of credit and deposit trust account effectively secure the future contingent obligations of UK Holdings should the Lloyd's underwriting syndicate in which Odyssey America participates incur net losses. Odyssey America's contingent liability to the Society and Council of Lloyd's is limited to the aggregate amount of the letter of credit and the deposit trust account.

During the second quarter of 2004, Odyssey America pledged and placed on deposit at Lloyd's the equivalent of £110 million of U.S. Treasury Notes on behalf of Advent Capital (Holdings) PLC ("Advent"). Advent is 46.8% owned by Fairfax and its affiliates, including 15.0% by the Company. nSpire Re Limited ("nSpire Re"), a wholly-owned subsidiary of Fairfax, had previously pledged assets at Lloyd's on behalf of Advent pursuant to a November 2000 Funding Agreement with Advent whereby the funds are used to support Advent's underwriting activities for the 2001 to 2005 underwriting years of account. Advent is responsible for the payment of any losses resulting from the use of these funds to support its underwriting activities.

In consideration of Odyssey America making the deposit, nSpire Re agreed to pay Odyssey America a fee equal to 2% per annum on the assets placed on deposit by Odyssey America. The pledged assets continue to be owned by Odyssey America, and Odyssey America will receive any investment income thereon. As additional consideration for, and further protection of, Odyssey America's pledge of assets, nSpire Re provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the funds at Lloyd's at any time upon 180 days advance written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd's will automatically terminate effective December 31, 2008 and any remaining funds at Lloyd's will revert to Odyssey America at that time.

On September 27, 2004, the Company and its subsidiaries Odyssey America, Clearwater, Hudson and Hudson Specialty entered into a Credit Agreement with Bank of America, as administrative agent, lender and letter of credit issuer, and JPMorgan Chase Bank, Citizens National Bank and PNC Bank, as lenders. The Credit Agreement provides for a 364-day revolving credit facility of $90.0 million, which is available for direct, unsecured borrowings by us. The credit facility includes a $65.0 million sub-limit for the issuance of standby letters of credit for our account or one or more of our insurance and reinsurance company subsidiaries. The credit facility will be used for working capital and other corporate purposes, and for the issuance of letters of credit to support reinsurance liabilities. Loans under the credit facility will bear interest at a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus 0.5% and (b) Bank of America's publicly announced prime rate. Alternatively, at our option, loans will bear interest at the "Eurodollar Rate," which is the offered rate that appears on the page of the Telerate screen that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars, plus 1.250%.

On February 18, 2005, our Board of Directors declared a quarterly cash dividend of $0.03125 per share to be paid on or before March 31, 2005 to all stockholders of record as of March 17, 2005. During each of the four quarters of 2004, our Board of Directors declared quarterly cash dividends of $0.03125 per share, resulting in an aggregate dividend of approximately $2.0 million paid in each quarter. The fourth quarter 2004 dividend of approximately $2.0 million was declared on November 18, 2004 and paid on December 31, 2004 to all stockholders of record as of December 15, 2004. During each of the first three quarters of 2003, dividends of $0.025 per common share were declared, resulting in an aggregate dividend of approximately $1.6 million in each quarter. On November 18, 2003, our Board of Directors declared a cash dividend of $0.03125 per common share. The total dividend of approximately $2.0 million was paid on December 31, 2003.

Financial Strength and Credit Ratings

The Company and its subsidiaries are assigned financial strength (insurance) and credit ratings from internationally recognized rating agencies such as A.M. Best, Standard & Poor's and Moody's.

Financial strength ratings represent the opinions of the rating agencies of the financial strength of a company and its capacity to meet the obligations of insurance policies and reinsurance contracts. The rating agencies consider many factors in determining the financial strength rating of an insurance or reinsurance company, including the relative level of statutory surplus necessary to support the business operations of the company.

These ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating of its reinsurer. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance policies. Our financial strength ratings as of December 31, 2004 were: A.M. Best: "A" (Excellent), Standard & Poor's: "A-" (Strong) and Moody's: "A3" (Good Financial Security). These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell or hold securities.

Accounting Pronouncements

The Emerging Issues Task Force ("EITF") Issue 4-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share," which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, should be included in diluted earnings per share. The terms of our convertible senior debentures (see note 17 of our consolidated financial statements) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of our senior debentures to common stock has been assumed when calculating our diluted earnings per share. The diluted earnings per share for the years ended December 31, 2003 and 2002 have been restated to conform to the requirements of EITF Issue 4-08. See note 8 of our consolidated financial statements included in this Annual Report.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment." This Statement is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. In addition, SFAS 123R requires that excess tax benefits related to stock compensation expense be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

We are evaluating the two methods of adoption allowed by SFAS 123R: the modified-prospective transition method and the modified-retrospective transition method, and the related financial statement impact.

In December 2004, the FASB issued FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The American Jobs Creation Act of 2004 ("AJCA") introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The primary criteria to be met is that the repatriated funds must be reinvested in the United States and we are evaluating whether we can meet that criteria given our current U.S. and foreign capital structure. The FSP 109-2 provides accounting and disclosure guidance for the repatriation provision.

The FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unmerited earnings. The FSP 109-2 calls for enhanced disclosures of, among other items, the status of a company's evaluations, the effects of completed evaluations, and the potential range of income tax effects of repatriations.

Off-Balance Sheet Arrangements

We have certain business arrangements with affiliated companies that have financial implications. A description of these arrangements is provided in note 12 of our consolidated financial statements included in this Annual Report.

Market Sensitive Instruments

The term "market risk" refers to the risk of loss arising from adverse changes in market rates and prices.

We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk.

All market sensitive instruments discussed in this section relate to our investment assets that are classified as available for sale. As of December 31, 2004, our $5.3 billion investment portfolio includes $2.4 billion of fixed income securities that are subject primarily to interest rate risk and credit risk.

Interest Rate Risk

The table below displays the potential impact of market value fluctuations on our fixed income securities portfolio as of December 31, 2004 and December 31, 2003, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed on each security individually.

	As of December 31, 2004			As of December 31, 2003		
Percent Change in Interest Rates	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change
			(dollars in millions)			
200 basis point rise	$2,073.7	$(431.9)	(17.2)%	$1,386.8	$(210.9)	(13.2)%
100 basis point rise	2,271.5	(234.1)	(9.3)	1,487.2	(110.5)	(6.9)
Base Scenario	2,505.6	—	—	1,597.7	—	—
100 basis point decline	2,795.1	289.5	11.6	1,748.7	151.0	9.5
200 basis point decline	3,110.4	604.8	24.1	1,916.4	318.7	19.9

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down, in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 4% and 5% of the fair market value of the total fixed income portfolio as of December 31, 2004 and December 31, 2003, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

As of December 31, 2004, we had gross unrealized appreciation on our entire investment portfolio of $293.9 million, which is offset by gross unrealized depreciation of $164.1 million.

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis used in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Credit Risk

We have exposure to credit risk, primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2004 and 2003, 86.7% and 92.3%, respectively, of the aggregate of our fixed income securities, short-term investments, cash and cash equivalents portfolio consisted of securities rated investment grade, with 13.3% and 7.7%, respectively, rated below investment grade.

We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level.

Equity Price Risk

As an economic hedge against a decline in the equity markets, the Company entered into total return swap transactions on Standard & Poor's 500 Depository Receipts ("SPDRs") and The Financial Select SPDR Fund ("XLF") and, as described below, purchased long Standard & Poor's and XLF index call options on 100% of the securities underlying the swap transactions. The aggregate notional amount of the swap transactions is $451.8 million. The swap transactions terminate during the fourth quarter of 2006. As of December 31, 2004, the Company has provided $99.2 million of US Treasury bills as collateral for the swap transactions. The swap transactions are recorded at fair value, based on the remainder of the notional amount less the fair value of the underlying securities. Changes in the fair value of the swap transactions are recorded as realized gains or losses in the consolidated statement of operations. As of December 31, 2004, the net change in the fair value of the swap transactions resulted in a net realized loss of $44.9 million.

In the third quarter of 2004 the Company sold short SPDRs and XLF as an economic hedge against a decline in its equity portfolio. In order to reduce the margin maintenance requirements for these short positions, the Company replaced the short positions with the total return swaps described above. The margin maintenance requirement related to the total return swaps was $99.2 million as of December 31, 2004.

As a component of the swap transactions, the Company continues to own Standard & Poor's 500 and XLF index call options at a cost of $13.6 million, with a strike price of approximately 120% of the notional amount of the swap transactions. A call option gives the purchaser the right, but not the obligation, to purchase an underlying security at a specific price or prices at or for a certain time. The call options limit the maximum potential loss on the swap transactions to 20% ($90.4 million) of the notional amount of the swap transactions. The call options are recorded at fair value in other invested assets in the consolidated balance sheet, and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. As of December 31, 2004, the net change in the fair value of call options resulted in a net realized gain of $6.7 million.

In addition, as of December 31, 2004, the Company had sold short $49.8 million of borrowed securities, for which it recorded a liability of $56.1 million. The net realized loss was $13.3 million for the year ended December 31, 2004. As of December 31, 2004, the Company provided cash and fixed income securities of $84.7 million as collateral for the borrowed securities. The Company's net investment income for the year ended December 31, 2004 reflects $2.7 million related to interest expense associated with the borrowed securities.

In connection with the short sales described above, the Company purchased a Standard & Poor's 500 index call option at a cost of $1.5 million with a strike price of 120% of the price at which the borrowed securities were sold short. The call option is recorded at fair value in other invested assets in the consolidated balance sheet and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. As of December 31, 2004, the net change in the fair market value of the call option resulted in a net realized gain of $0.4 million.

As of December 31, 2004 and 2003, 19.8% and 13.3%, respectively, of our investment and cash portfolio, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 18.9% and 12.2% as of December 31, 2004 and 2003, respectively, of our investment and cash portfolio, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a decline of $98.8 million and $51.5 million as of December 31, 2004 and 2003, respectively, in the fair market value of the total investment portfolio.

Foreign Currency Risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign (i.e., non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments resulting from a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2004 and 2003, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $1.1 billion and $816.4 million, respectively, or 21.6% and 18.9%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 4.8% and 5.4% of our investment portfolio as of December 31, 2004 and 2003, respectively, and the British pound, which represented 7.8%

and 5.4%, respectively, of our investment portfolio, including cash and cash equivalents. As of December 31, 2004, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total of $111.6 million decline in the fair value of the total investment portfolio.

Investment Impairment Risk

We frequently review our investment portfolio for declines in value, and focus our attention on securities which have a market value of less than 80% of their amortized cost at the time of review. Generally, a change in the market or interest rate environment does not constitute an impairment of an investment but rather a temporary decline. Temporary declines in investments will be recorded as unrealized losses in accumulated other comprehensive income. If we determine that a decline is "other than temporary," the carrying value of the investment will be written down to the fair value and a realized loss will be recorded in our consolidated statements of operations. Our assessments are based on current evaluations of the financial position and future projections of the entity that issued the investment security. Prior assessments can change, depending upon current pertinent information.

In determining possible impairment of debt securities held as investments, we review market and industry shifts, debt payment schedules that report how current and timely the issuer is with interest and principal payments, the issuer's current financial position, the effect of foreign exchange rates and relevant analysis by rating agencies, investment advisors and analysts. In determining the possible impairment of equity securities, we review market and industry shifts, historical price to earnings ratios, recent financial statements, independent auditor's reports on the issuer's financial statements and any significant recommendations by investment advisors or rating agencies. Additional relevant information is also considered in determining the valuation of an investment.

The following table reflects our investments' fair value and gross unrealized depreciation, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 (in thousands):

	Duration of Unrealized Loss								
	Less than 12 Months			Greater than 12 Months			Total		
	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities
Fixed income securities investment grade:									
United States government agencies and authorities	$667,309	$(17,214)	16	$511,952	$(32,822)	4	$1,179,261	$(50,036)	20
States, municipalities and political subdivisions	25,995	(358)	5	10,311	(323)	2	36,306	(681)	7
All other corporate	172,495	(1,501)	2	—	—	—	172,495	(1,501)	2
Total investment grade	865,799	(19,073)	23	522,263	(33,145)	6	1,388,062	(52,218)	29
Fixed income securities non-investment grade:									
States, municipalities and political subdivisions	4,010	(6,352)	1	—	—	—	4,010	(6,352)	1
All other corporate	114,267	(14,052)	6	—	—	—	114,267	(14,052)	6
Total non-investment grade	118,277	(20,404)	7	—	—	—	118,277	(20,404)	7
Total fixed income	984,076	(39,477)	30	522,263	(33,145)	6	1,506,339	(72,622)	36
Common stocks, at fair value	131,520	(34,004)	4	73,767	(11,342)	1	205,287	(45,346)	5
Total temporarily impaired securities	$1,115,596	$(73,481)	34	$596,030	$(44,487)	7	$1,711,626	$(117,968)	41

The gross unrealized depreciation of $118.0 million resulted principally from the change in the value of U.S. and non-U.S. equities, the credit quality of fixed income securities and the current interest rate environment.

Based on the review discussed above, we determined that there were no securities that required an impairment to be recognized in our statement of operations for the year ended December 31, 2004, as we believe the decline in the investment value of certain securities to be temporary. We have the ability and intent to hold these securities until the fair market value recovers.

Disclosure of Contractual Obligations

The following table provides a payment schedule of present and future obligations (in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt - principal	$ 374,900	$ —	$ 40,000	$ —	$ 334,900
Long-term debt - interest	247,451	25,017	47,037	44,041	131,356
Capital leases	—	—	—	—	—
Operating leases	96,682	8,338	15,415	13,063	59,866
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Losses and loss adjustment expenses	4,228,021	1,207,472	1,643,278	777,506	599,765
Total	$4,947,054	$1,240,827	$1,745,730	$ 834,610	$1,125,887

For further detail on our long term debt principal and interest payments, see note 17 of our consolidated financial statements included in this Annual Report.

For further detail on our operating lease payments see note 12 of our consolidated financial statements included in this Annual Report.

For further detail on our losses and loss adjustment expenses see note 15 of our consolidated financial statements included in this Annual Report. Our reserves for losses and loss adjustment expenses do not have contractual maturity dates. However, based on historical payment patterns, we have included an estimate of when we expect our losses and loss adjustment expenses to be paid in the table above. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a portfolio of investments with varying maturities and a substantial amount of short-term investments to provide adequate cash flows for the payment of claims. The reserves for unpaid losses and loss adjustment expenses reflected in the table above have not been reduced for reinsurance recoverables on unpaid losses which are reflected in our consolidated balance sheet as an asset of $1,092.1 million as of December 31, 2004. Based on historical patterns, we estimate that we will collect the recoveries as follows: $312.1 million in less than one year; $412.2 million in 1 to 3 years; $193.6 million between three and five years and $174.2 million in more than five years.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our principal executive officer and our principal financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2004, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2004. PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on our financial statements included in this Annual Report to stockholders, has issued an attestation report on management's assessment of our internal control over financial reporting as of December 31, 2004. The attestation report appears on pages 42 and 43.



Andrew A. Barnard
President and Chief Executive Officer



Charles D. Troiano
Executive Vice President and Chief Financial Officer

March 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Odyssey Re Holdings Corp.:

We have completed an integrated audit of Odyssey Re Holdings Corp.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Odyssey Re Holdings Corp. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142, "Goodwill and Other Intangible Assets".

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
March 4, 2005

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except share amounts)	
ASSETS		
Investments and cash:		
Fixed income securities, at fair value (amortized cost $2,478,614 and $1,605,378, respectively)	$ 2,505,630	$ 1,597,688
Equity securities:		
Common stocks, at fair value (cost $736,212 and $376,215, respectively)	869,871	447,700
Common stocks, at equity	165,507	117,489
Short-term investments, at cost which approximates fair value	213,403	218,208
Other invested assets	149,075	267,504
Cash and cash equivalents	1,156,447	1,588,659
Cash collateral for borrowed securities	176,518	—
Total investments and cash	5,236,451	4,237,248
Investment income due and accrued	39,609	21,668
Reinsurance balances receivable	550,198	499,680
Reinsurance recoverables on loss payments	89,912	83,448
Reinsurance recoverables on unpaid losses	1,092,082	1,058,623
Prepaid reinsurance premiums	93,774	110,881
Funds held by ceding insurers	192,346	124,464
Deferred acquisition costs	171,083	168,289
Federal and foreign income taxes recoverable	102,298	71,183
Other assets	138,022	84,572
Total assets	$ 7,705,775	$ 6,460,056
LIABILITIES		
Unpaid losses and loss adjustment expenses	$ 4,228,021	$ 3,400,277
Unearned premiums	832,305	819,840
Reinsurance balances payable	122,182	121,457
Funds held under reinsurance contracts	179,867	199,763
Debt obligations	376,040	376,892
Obligation to return borrowed securities	56,191	—
Other liabilities	325,669	151,592
Total liabilities	6,120,275	5,069,821
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 200,000,000 shares authorized; 0 shares issued	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized; 65,142,857 shares issued	651	651
Additional paid-in capital	794,055	793,586
Treasury stock, at cost (387,879 and 146,691 shares, respectively)	(9,426)	(2,549)
Unearned compensation	(4,977)	(3,439)
Accumulated other comprehensive income, net of deferred income taxes	136,849	112,430
Retained earnings	668,348	489,556
Total stockholders' equity	1,585,500	1,390,235
Total liabilities and stockholders' equity	$ 7,705,775	$ 6,460,056

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except share amounts)		
REVENUES			
Gross premiums written	$ 2,656,509	$ 2,558,156	$ 1,894,530
Ceded premiums written	293,932	404,576	263,285
Net premiums written	2,362,577	2,153,580	1,631,245
Increase in unearned premiums	(31,510)	(188,487)	(198,603)
Net premiums earned	2,331,067	1,965,093	1,432,642
Net investment income	164,703	134,115	123,028
Net realized investment gains	113,464	202,742	135,796
Total revenues	2,609,234	2,301,950	1,691,466
EXPENSES			
Losses and loss adjustment expenses	1,629,564	1,325,765	987,195
Acquisition costs	528,425	476,015	362,262
Other underwriting expenses	125,679	101,308	70,269
Other expense, net	21,207	7,912	4,985
Interest expense	25,609	12,656	8,689
Total expenses	2,330,484	1,923,656	1,433,400
Income before income taxes and cumulative effect of a change in accounting principle	278,750	378,294	258,066
Federal and foreign income tax provision (benefit):			
Current	112,300	141,660	6,593
Deferred	(20,449)	(12,591)	80,158
Total federal and foreign income tax provision	91,851	129,069	86,751
Income before cumulative effect of a change in accounting principle	186,899	249,225	171,315
Cumulative effect of a change in accounting principle	—	—	36,862
NET INCOME	$ 186,899	$ 249,225	$ 208,177
BASIC			
Weighted average common shares outstanding	64,361,535	64,736,830	64,744,067
Income before cumulative effect of a change in accounting principle	2.90	3.85	2.65
Cumulative effect of a change in accounting principle	—	—	0.57
Basic earnings per common share	$ 2.90	$ 3.85	$ 3.22
DILUTED			
Weighted average common shares outstanding	69,993,136	70,279,467	67,919,664
Income before cumulative effect of a change in accounting principle	$ 2.71	$ 3.59	$ 2.55
Cumulative effect of a change in accounting principle	—	—	0.54
Diluted earnings per common share	2.71	3.59	3.09
DIVIDENDS			
Dividends declared per common share	$ 0.125	$ 0.106	$ 0.100
COMPREHENSIVE INCOME			
Net income	$ 186,899	$ 249,225	$ 208,177
Other comprehensive income, net of tax	24,419	90,694	34,721
Comprehensive income	$ 211,318	$ 339,919	$ 242,898

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except share amounts)		
COMMON STOCK			
Balance, beginning and end of year	$ 651	$ 651	$ 651
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	793,586	793,334	793,334
Net increase during the year	469	252	—
Balance, end of year	794,055	793,586	793,334
TREASURY STOCK			
Balance, beginning of year	(2,549)	(2,305)	—
Purchases during the year	(10,090)	(331)	(2,405)
Reissuance during the year	3,213	87	100
Balance, end of year	(9,426)	(2,549)	(2,305)
UNEARNED COMPENSATION			
Balance, beginning of year	(3,439)	(4,572)	(5,704)
Issuance of restricted stock during the year	(3,314)	—	—
Amortization during the year	1,776	1,133	1,132
Balance, end of year	(4,977)	(3,439)	(4,572)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF DEFERRED INCOME TAXES			
Balance, beginning of year	112,430	21,736	(12,985)
Unrealized net gains on securities, net of reclassification adjustments	10,656	49,818	27,565
Foreign currency translation adjustments	13,766	42,098	7,156
Minimum pension liability	(3)	(1,222)	—
Balance, end of year	136,849	112,430	21,736
RETAINED EARNINGS			
Balance, beginning of year	489,556	247,239	45,576
Net income	186,899	249,225	208,177
Dividends to stockholders	(8,107)	(6,908)	(6,514)
Balance, end of year	668,348	489,556	247,239
TOTAL STOCKHOLDERS' EQUITY	$ 1,585,500	$ 1,390,235	$ 1,056,083
COMMON SHARES OUTSTANDING			
Balance, beginning of year	64,996,166	65,003,963	65,142,857
Net treasury shares acquired	(241,188)	(7,797)	(138,894)
Balance, end of year	64,754,978	64,996,166	65,003,963

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 186,899	$ 249,225	$ 208,177
Less: cumulative effect of a change in accounting principle	—	—	(36,862)
Income before cumulative effect of a change in accounting principle	186,899	249,225	171,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Reinsurance balances and funds held, net	(130,323)	(109,151)	(263,666)
Unearned premiums	24,081	198,923	203,898
Unpaid losses and loss adjustment expenses	710,441	497,080	160,398
Federal and foreign income taxes	(25,291)	(13,216)	91,091
Other assets and liabilities, net	(35,263)	(6,851)	38,160
Deferred acquisition costs	(3,690)	(38,400)	(48,764)
Net realized investment gains	(113,464)	(202,742)	(135,796)
Bond discount accrual, net	(10,210)	(10,750)	(2,425)
Net cash provided by operating activities	603,180	564,118	214,211
INVESTING ACTIVITIES			
Maturities of fixed income securities	106,654	48,948	34,609
Sales of fixed income securities	1,437,226	4,683,504	2,422,938
Purchases of fixed income securities	(2,304,052)	(4,103,327)	(2,264,108)
Sales of equity securities	335,954	173,085	58,967
Purchases of equity securities	(375,974)	(355,679)	(113,233)
Purchases of other invested assets	(46,400)	(29,860)	(88,781)
Increase related to borrowed securities	39,042	—	—
Decrease related to borrowed securities	(176,518)	—	—
Increase in short-term investments	(26,046)	(18,028)	(155,809)
Acquisitions and dispositions, net of cash acquired	(29,659)	(39,581)	12,133
Net cash (used in) provided by investing activities	(1,039,773)	359,062	(93,284)
FINANCING ACTIVITIES			
Dividends	(8,107)	(6,908)	(6,514)
Additional borrowings, net of issuance costs	—	222,480	107,494
Repayments of principal	(100)	(50,000)	(110,000)
Sale of interest rate contract	—	8,667	—
Purchase of treasury stock	(10,091)	(284)	(2,305)
Net cash (used in) provided by financing activities	(18,298)	173,955	(11,325)
Effect of exchange rate changes on cash and cash equivalents	22,679	6,780	—
(Decrease) increase in cash and cash equivalents	(432,212)	1,103,915	109,602
Cash and cash equivalents, beginning of year	1,588,659	484,744	375,142
Cash and cash equivalents, end of year	$ 1,156,447	$ 1,588,659	$ 484,744
Supplemental disclosures:			
Interest paid	$ 25,067	$ 9,006	$ 8,664
Income taxes paid (recovered)	$ 116,557	$ 142,202	$ (4,327)

See accompanying notes.

1. ORGANIZATION AND NATURE OF OPERATIONS

Odyssey Re Holdings Corp. (the "Company" or "OdysseyRe") is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Odyssey America Reinsurance Corporation ("Odyssey America"). Odyssey America directly or indirectly owns all of the common stock of Clearwater Insurance Company ("Clearwater"); Clearwater Select Insurance Company ("Clearwater Select") (see note 3); Odyssey UK Holdings Corporation ("UK Holdings"); Newline Underwriting Management Ltd., which owns and manages a syndicate at Lloyd's, Newline Syndicate 1218 (collectively, "Newline"); Hudson Insurance Company ("Hudson"); and Hudson Specialty Insurance Company ("Hudson Specialty"). As of December 31, 2004, Fairfax Financial Holdings Limited ("Fairfax"), a Canadian financial services holding company, owned 80.8% of OdysseyRe.

OdysseyRe, through its operating subsidiaries, is a leading United States based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. The Company also underwrites specialty program insurance, as well as physicians medical malpractice and hospital professional liability insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.

Significant accounting policies followed by the Company are summarized below:

(a) The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated.

(b) All of the Company's investments in fixed income securities, which include bonds and notes, and common stocks not accounted for under the equity method, are categorized as "available for sale," and are recorded at their fair value based on quoted market prices. Common stocks of affiliates are accounted for under the equity method. Short-term investments are carried at cost, which approximates fair value. Other invested assets include limited partnerships and investment funds which are accounted for under the equity method. Other invested assets also include benefit plan trust accounts which are carried at fair value. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Unrealized appreciation or depreciation of the Company's fixed income and equity securities, net of applicable deferred income taxes, is included in accumulated other comprehensive income. Unrealized losses that are deemed other than temporary are charged to operations. Realized investment gains or losses are determined on the basis of average cost. Investment income, which is reported net of applicable investment expenses, is recorded as earned.

(c) Premiums are earned (net of reinsurance ceded) over the terms of the related insurance policies and reinsurance contracts or certificates. Unearned premium reserves are established for the unexpired portion of insurance policies and reinsurance contracts or certificates. Such unearned premium reserves are computed by pro rata methods based on statistical data or reports received from ceding companies or program administrators. Premiums written and earned and related costs for which data has not been reported by the ceding company are estimated based on historical patterns and statistical and other relevant data. Subsequent adjustments, based on actual results, are recorded in the period they become known. Premium adjustments on deposit contracts and audit premiums are accrued on an estimated basis throughout the contract or policy term. Premiums written and earned and the change in unearned premiums are reported net of reinsurance ceded in the consolidated statements of operations. Prepaid reinsurance premiums are reported as assets. A reserve for uncollectible premiums is established based on historical experience.

(d) Acquisition costs, which are reported net of acquisition costs ceded, consist principally of commissions and brokerage expenses incurred on business written under insurance policies and reinsurance contracts or certificates, and are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on premiums and losses recorded by the Company. Deferred acquisition costs are limited to their estimated realized value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on historical experience. Realization is determined without consideration of investment income.

(e) A purchase price in excess of net assets ("goodwill"), arising from a business combination is recorded as an asset, and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realized value with a corresponding expense reflected in the consolidated statements of operations. Management has determined that the goodwill and intangible assets of $37.1 million and $30.7 million, reflected in other assets as of December 31, 2004 and 2003, respectively, is not impaired. Unamortized deferred credits related to net assets acquired in excess of purchase price ("negative goodwill") arising from a business combination are recognized as an extraordinary gain in the statement of operations.

Effective January 1, 2002, the Company, in accordance with the provisions of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets," fully amortized its negative goodwill of $36.9 million related to the 1996 acquisition of Clearwater and reflected the amortization as a cumulative effect of a change in accounting principle in its statement of operations for the year ended December 31, 2002. There is no effect on the Company's federal and foreign income taxes resulting from the amortization of negative goodwill.

(f) The reserve for unpaid losses and loss adjustment expenses is based on evaluations by the Company's in-house claims department of the reports and individual case estimates received from ceding companies for reinsurance business or the estimates advised by the Company's outside claims adjusters for insurance business. The Company's in-house actuaries utilize generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates are reflected in losses and loss adjustment expenses in the consolidated statements of operations currently. Accordingly, losses and loss adjustment expenses, net of reinsurance recoverables, are charged to income as incurred. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. A reserve for uncollectible reinsurance recoverables is established based on an evaluation of each retrocessionaire and historical experience. The Company uses tabular reserving for workers' compensation liabilities that are considered fixed and determinable and discounts such reserves using an interest rate of 3.5% and standard mortality assumptions.

The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The Company's reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices and management believes that such reserves are adequate. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved with a resulting adverse effect on the Company.

(g) During 2002 and through March 3, 2003, the Company and its United States subsidiaries filed a separate consolidated tax return. On March 4, 2003, Fairfax increased its ownership interest in the Company to approximately 81%. As a result, the Company and its United States subsidiaries are included in the United States tax group of Fairfax Inc., an affiliate that is wholly owned by Fairfax. Inclusion of the Company into Fairfax Inc.'s tax group did not have an effect on the Company's tax position. The federal income tax provision is allocated to each of the companies in the consolidated group pursuant to a written agreement, on the basis of each company's separate return taxable income.

Deferred federal income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to deferred acquisition costs, unearned premiums, unpaid losses and loss adjustment expenses and investments.

(h) All derivative instruments are recognized as either assets or liabilities on the balance sheet and measured at their fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative is used and whether it qualifies for hedge accounting.

(i) The Company has identified its operating segments to reflect the manner in which management monitors and evaluates the Company's financial performance. The Company's operations are comprised of four segments: Americas, EuroAsia, London Market and U.S. Insurance.

(j) The Company translates the financial statements of its foreign subsidiaries to United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of comprehensive income. Foreign currency transaction gains or losses are reflected in the statement of operations in the period they are realized.

(k) Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding, excluding those non-vested shares granted under the OdysseyRe Restricted Share Plan. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding, inclusive of: vested and non-vested shares, as determined using the treasury stock method, granted under the OdysseyRe Restricted Share Plan; stock options that would be assumed to be exercised on the balance sheet date; and the effect of the conversion of OdysseyRe's convertible debt to equity securities (see note 8). Restricted shares, stock options or the effect of the conversion of the convertible debt would not be included in the calculation of diluted earnings per share, if the effect would be anti-dilutive.

The Emerging Issues Task Force ("EITF") Issue 4-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share," which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, should be included in diluted earnings per share. The terms of OdysseyRe's convertible senior debentures (see note 17) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of OdysseyRe's senior debentures to common stock has been assumed when calculating its diluted earnings per share. The diluted earnings per share for the years ended December 31, 2003 and 2002 have been restated to conform to the requirements of EITF Issue 4-08.

(l) In April 2002, the Company's stockholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). Effective January 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation," on a prospective basis, in accordance with SFAS 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure" with respect to the 2002 Plan. The prospective method requires the application of the fair value based method to compensation awards granted, modified, or settled on or after the date of adoption. Accordingly, net income for the years ended December 31, 2004 and 2003 reflects stock-based compensation expense related to stock options granted in 2003 and subsequently. For stock options granted during 2002, the Company accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted under SFAS 123. Had compensation cost been charged to earnings in accordance with the fair value based method as prescribed in SFAS 123 for all outstanding stock-based compensation awards (occurring both before and after adoption of the recognition provisions of SFAS 123), the Company's net income and net income per share (on a pro forma basis) would have been as follows (in thousands, except per share amounts):

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net income, as reported	$186,899	$249,225	$208,177
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	308	190	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(681)	(564)	(283)
Pro forma net income, basic earnings per share	186,526	248,851	207,894
Effect of dilutive securities, 4.375% Convertible Senior Debentures interest, net of tax	3,128	3,128	1,740
Pro forma net income, dilutive earnings per share	$189,654	$251,979	$209,634
Net income per common share:			
As reported:			
Basic	$ 2.90	$ 3.85	$ 3.22
Diluted	2.71	3.59	3.09
Pro forma:			
Basic	$ 2.90	$ 3.84	$ 3.21
Diluted	2.71	3.59	3.09

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment." This Statement is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB 25 and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. In addition, SFAS 123R requires that excess tax benefits related to stock compensation expense to be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

The Company is evaluating the two methods of adoption allowed by SFAS No. 123R: the modified-prospective transition method and the modified-retrospective transition method, and the related financial statement impact.

(m) Payments of claims by the Company, as reinsurer, to a broker on behalf of a reinsured company, are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company, either directly from the reinsured or from the broker.

(n) Funds held under reinsurance treaties is an account used to record a liability, in accordance with the contractual terms, arising from the Company's receipt of a deposit from a reinsurer or the withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms. Funds held by ceding insurers is an account used to record an asset resulting from the ceding company, in accordance with the contractual terms, withholding a portion of the premium due the Company as a guarantee that the Company will meet its loss and other obligations.

In December 2004, the FASB issued FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). The American Jobs Creation Act of 2004 ("AJCA") introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The primary criteria to be met is that the repatriated funds must be reinvested in the United States and the Company is evaluating whether that criteria can be met given the Company's current U.S. and foreign capital structure. The FSP 109-2 provides accounting and disclosure guidance for the repatriation provision.

The FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unremitted earnings. The FSP 109-2 calls for enhanced disclosures of, among other items, the status of a company's evaluations, the effects of completed evaluations, and the potential range of income tax effects of repatriations.

3. BUSINESS COMBINATIONS

On November 15, 2004, the Company acquired Overseas Partners US Reinsurance Company ("Opus Re"), a reinsurance company domiciled in the state of Delaware. Opus Re's name has been changed to Clearwater Select Insurance Company. The purchase price of $43.0 million, which was based on the fair value of the net assets of Opus Re at the date of acquisition, was comprised of $237.8 million of assets, principally investments and $194.8 million of liabilities, principally unpaid losses and loss adjustment expense reserves. On November 30, 2004, Clearwater Select was contributed to Clearwater.

On October 28, 2003, Odyssey America purchased General Security Indemnity Company ("General Security"), an excess and surplus lines shell company domiciled in New York. The purchase price was comprised of investment assets of $33.7 million held by General Security at the purchase date and intangible assets of $3.9 million, which as of December 31, 2004 and 2003 were not impaired and have an indefinite life. General Security's name has been changed to Hudson Specialty Insurance Company. During 2003, Odyssey America also purchased the rights to new and renewal physicians medical malpractice and hospital professional liability business ("Healthcare business") underwritten by TIG Insurance Company, a subsidiary of Fairfax. Hudson Specialty serves as the main platform for the Healthcare business. The purchase price of the Healthcare business was $7.5 million ($6.6 million unamortized value as of December 31, 2004) and was recorded as an intangible asset that will be amortized over a ten year life. For the year ended December 31, 2004, $0.9 million has been amortized. On December 18, 2003, Hudson Specialty and the Healthcare business were contributed to Clearwater. Clearwater subsequently contributed $18.0 million to Hudson Specialty.

On October 1, 2004, Odyssey America sold all of its shares of First Capital Insurance Ltd. ("First Capital") to Fairfax Asia Limited ("Fairfax Asia") in exchange for Class B non-voting shares of Fairfax Asia representing an ownership interest of approximately 45%, or $38.6 million, in Fairfax Asia. Fairfax owns the controlling interest in Fairfax Asia. Fairfax Asia is included in the consolidated financial statements in accordance with the equity method of accounting. On September 10, 2002, OdysseyRe purchased 56.0% of the issued and outstanding shares of First Capital and during the second quarter of 2003 increased its ownership in First Capital to 97.7%. First Capital's balance sheet is included in the consolidated balance sheet as of December 31, 2003 and its statements of operations are included in the consolidated statements of operations from September 10, 2002 through September 30, 2004.

4. INVESTMENTS

The composition of the fixed income securities, common stocks carried at fair value and short-term investments as of December 31, 2004 follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,400,338	$ 12,711	$ 50,037	$1,363,012
States, municipalities and political subdivisions	186,958	3,563	7,033	183,488
Foreign governments	336,777	7,633	—	344,410
All other corporate	554,541	75,731	15,552	614,720
Total fixed income securities	2,478,614	99,638	72,622	2,505,630
Common stocks, at fair value:				
Banks, trusts and insurance companies	524,056	157,337	17,763	663,630
Industrial, miscellaneous and all other	212,156	21,668	27,583	206,241
Total common stocks, at fair value	736,212	179,005	45,346	869,871
Short-term investments:				
United States government	6,072	—	—	6,072
All other	207,331	—	—	207,331
Total short-term investments	213,403	—	—	213,403
Total	$3,428,229	$278,643	$117,968	$3,588,904

The gross unrealized appreciation of $278.6 million and the gross unrealized depreciation of $118.0 million resulted principally from the change in value of U.S. and non-U.S. equities, the credit quality of fixed income securities and the current interest rate environment.

The composition of the fixed income securities, common stocks carried at fair value and short-term investments as of December 31, 2003, follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$ 894,397	$ 2,050	$44,926	$ 851,521
States, municipalities and political subdivisions	205,747	4,954	1,637	209,064
Foreign governments	79,447	3,642	797	82,292
Public utilities	37,959	1,270	—	39,229
All other corporate	387,828	29,895	2,141	415,582
Total fixed income securities	1,605,378	41,811	49,501	1,597,688
Common stocks, at fair value:				
Banks, trusts and insurance companies	167,436	41,013	6,234	202,215
Industrial, miscellaneous and all other	208,779	36,712	6	245,485
Total common stocks, at fair value	376,215	77,725	6,240	447,700
Short-term investments:				
United States government	21,092	—	—	21,092
All other	197,116	—	—	197,116
Total short-term investments	218,208	—	—	218,208
Total	$2,199,801	$119,536	$55,741	$2,263,596

The gross unrealized appreciation of $119.5 million and the gross unrealized depreciation of $55.7 million resulted principally from the change in value of U.S. and non-U.S. equities, the credit quality of fixed income securities and the then current interest rate environment.

The fair value of fixed income securities and common stocks are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

The amortized cost and fair value of fixed income securities as of December 31, 2004, by contractual maturity, are shown below in thousands.

	Amortized Cost	Fair Value
Due in one year or less	$ 68,478	$ 70,706
Due after one year through five years	228,106	237,252
Due after five years through ten years	141,833	136,987
Due after ten years	2,040,197	2,060,685
Total fixed income securities	$2,478,614	$2,505,630

Actual maturities may differ from the contractual maturities shown in the table above due to the existence of call features or put features. In the case of securities containing call features, the actual maturity will be the same as the contractual maturity if the issuer elects not to exercise its call feature. Total securities subject to call represent approximately 4% of the total fair value. In the case of securities containing put features, the actual maturity will be the same as the contractual maturity if the investor elects not to exercise its put feature. Total securities containing the put feature represent approximately 4% of the total fair value.

The following table sets forth the components of net investment income for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Interest on fixed income securities and preferred stock	$123,822	$91,971	$120,905
Dividends on common stocks, fair value	23,736	6,753	4,503
Net income of common stocks, at equity	7,979	10,407	11,792
Interest on cash and short-term investments	19,668	16,048	6,427
Other	21,432	45,061	10,091
Gross investment income	196,637	170,240	153,718
Investment expenses	11,819	9,476	6,610
Interest on funds held under reinsurance contracts	20,115	26,649	24,080
Net investment income	$164,703	$134,115	$123,028

The proceeds from the sales of investments were $1.8 billion, $4.9 billion and $2.5 billion for the years ended December 31, 2004, 2003 and 2002.

The following table sets forth the components of gross and net realized investment gains and losses for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Fixed income securities:			
Gains	$ 55,899	$226,399	$156,419
Losses	2,352	64,521	15,330
Net	53,547	161,878	141,089
Preferred stock:			
Gains	—	967	2,369
Losses	—	—	—
Net	—	967	2,369
Equity securities:			
Gains	95,436	42,934	5,506
Losses	2,425	7,189	13,470
Net	93,011	35,745	(7,964)
Other securities:			
Gains	30,117	11,435	6,663
Losses	63,211	7,283	6,361
Net	(33,094)	4,152	302
Total realized gains (losses):			
Gains	181,452	281,735	170,957
Losses	67,988	78,993	35,161
Net	$113,464	$202,742	$135,796

Included in gross losses for the years ended December 31, 2003 and 2002 are $58.8 million and $13.0 million, respectively, related to realized losses on the other than temporary write-down of certain fixed income and equity securities. The Company did not recognize any other than temporary write-down of investments for the year ended December 31, 2004.

The following table sets forth the changes in unrealized net appreciation (depreciation) of investments, and the related tax effect, reflected in accumulated other comprehensive income for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Fixed income securities	$34,706	$(35,506)	$29,618
Redeemable preferred stock	—	704	(704)
Equity securities	22,063	69,213	12,554
Other invested assets	(40,376)	42,232	940
Subtotal	16,393	76,643	42,408
Provision for deferred income taxes	(5,737)	(26,825)	(14,843)
Net change in unrealized net appreciation of investments	$ 10,656	$ 49,818	$ 27,565

The Company frequently reviews its investment portfolio for declines in value, and focuses its attention on securities which have a market value of less than 80% of their amortized cost at the time of review. Generally, a change in the market or interest rate environment does not constitute an impairment of an investment but rather a temporary decline. Temporary declines in investments will be recorded as unrealized losses in accumulated other comprehensive income. If the Company determines that a decline is "other than temporary," the carrying value of the investment will be written down to the fair value and a realized loss will be recorded in the Company's consolidated statements of operations. The Company's assessments are based on current evaluations of the financial position and future projections of the entity that issued the investment security. Prior assessments can change, depending upon current pertinent information.

In determining possible impairment of debt securities held as investments, the Company reviews market and industry shifts, debt payment schedules that report how current and timely the issuer is with interest and principal payments, the issuer's current financial position, the effect of foreign exchange rates and relevant analysis by rating agencies, investment advisors and analysts. In determining the possible impairment of equity securities, the Company reviews market and industry shifts, historical price to earnings ratios, recent financial statements, independent auditor's reports on the issuer's financial statements and any significant recommendations by investment advisors or rating agencies. Additional relevant information is also considered in determining the valuation of an investment.

The following table reflects the Company's investments' fair value and gross unrealized depreciation, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 (in thousands):

	Duration of Unrealized Loss								
	Less than 12 Months			Greater than 12 Months			Total		
	Fair Value	Gross Unrealized *Depreciation*	Number of *Securities*	*Fair Value*	Gross Unrealized *Depreciation*	Number of *Securities*	*Fair Value*	Gross Unrealized *Depreciation*	Number of *Securities*
Fixed income securities investment grade:									
United States government agencies and authorities	$ 667,309	$(17,214)	16	$511,952	$(32,822)	4	$1,179,261	$ (50,036)	20
States, municipalities and political subdivisions	25,995	(358)	5	10,311	(323)	2	36,306	(681)	7
All other corporate	172,495	(1,501)	2	—	—	—	172,495	(1,501)	2
Total investment grade	865,799	(19,073)	23	522,263	(33,145)	6	1,388,062	(52,218)	29
Fixed income securities non-investment grade:									
States, municipalities and political subdivisions	4,010	(6,352)	1	—	—	—	4,010	(6,352)	1
All other corporate	114,267	(14,052)	6	—	—	—	114,267	(14,052)	6
Total non-investment grade	118,277	(20,404)	7	—	—	—	118,277	(20,404)	7
Total fixed income	984,076	(39,477)	30	522,263	(33,145)	6	1,506,339	(72,622)	36
Common stocks, at fair value	131,520	(34,004)	4	73,767	(11,342)	1	205,287	(45,346)	5
Total temporarily impaired securities	$1,115,596	$(73,481)	34	$596,030	$(44,487)	7	$1,711,626	$(117,968)	41

The gross unrealized depreciation of $118.0 million resulted principally from the change in the value of U.S. and non-U.S. equities, the credit quality of fixed income securities and the current interest rate environment.

Based on the review discussed above, the Company determined that there were no securities that required an impairment to be recognized in its statement of operations for the year ended December 31, 2004, as the Company believes the decline in the investment value of certain securities to be temporary. The Company has the ability and intent to hold these securities until the fair market value recovers.

In the third quarter of 2004, the Company sold short Standard & Poor's Insurance Rating Services ("Standard & Poor's") 500 depository receipts ("SPDRs") and The Financial Select SPDR Fund ("XLF") as an economic hedge against a decline in its equity portfolio. In order to reduce the margin maintenance requirements for these short positions, the Company replaced the short positions with total return swaps, which are included in other invested assets. The margin maintenance requirement related to the total return swaps was $99.2 million as of December 31, 2004.

The aggregate notional amount of the swap transactions is $451.8 million. The swap transactions terminate during the fourth quarter of 2006. As of December 31, 2004, the Company has provided $99.2 million of U.S. Treasury bills as collateral for the swap transactions. The swap transactions are recorded at fair value, based on the remainder of the notional amount less the fair value of the underlying securities. Changes in the fair value of the swap transactions are recorded as realized gains or losses in the consolidated statement of operations. As of December 31, 2004, the net change in the fair value of the swap transactions resulted in a net realized loss of $44.9 million.

As a component of the swap transactions, the Company continues to own Standard & Poor's 500 and XLF index call options at a cost of $13.6 million, with a strike price of approximately 120% of the notional amount of the swap transactions. A call option gives the purchaser the right, but not the obligation, to purchase an underlying security at a specific price or prices at or for a certain time. The call options limit the maximum potential loss on the swap transactions to 20% ($90.4 million) of the notional amount of the swap transactions. The call options are recorded at fair value in other invested assets in the consolidated balance sheet, and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. As of December 31, 2004, the net change in the fair value of call options resulted in a net realized gain of $6.7 million.

In addition, as of December 31, 2004, the Company had sold short $49.8 million of borrowed securities, for which it recorded a liability of $56.1 million. The net realized loss was $13.3 million for the year ended December 31, 2004. As of December 31, 2004, the Company provided cash and fixed income securities of $84.7 million as collateral for the borrowed securities. The Company's net investment income for the year ended December 31, 2004 reflects $2.7 million related to interest expense associated with the borrowed securities.

In connection with the short sales described above, the Company purchased a Standard & Poor's 500 index call option at a cost of $1.5 million with a strike price of 120% of the price at which the borrowed securities were sold short. The call option is recorded at fair value in other invested assets in the consolidated balance sheet and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. As of December 31, 2004, the net change in the fair market value of the call option resulted in a net realized gain of $0.4 million.

The Company has investments in warrants, which replicate the investment characteristics of investment grade bonds. Warrants are contracts that grant the holder the right to purchase an underlying financial instrument at a given price and time or at a series of prices and times. Warrants, which are included in other invested assets, are recorded at fair value with the related changes in fair value recognized as a realized gain or loss. As of December 31, 2004, the net change in fair value of the warrants resulted in a net realized gain of $6.1 million. The total cost of the warrants was $7.9 million and $3.6 million and the fair value was $12.8 million and $5.3 million as of December 31, 2004 and 2003, respectively. The notional amount of the warrants was $270.8 million and $180.6 million as of December 31, 2004 and 2003, respectively.

The Company has purchased credit default swaps, which are included in other invested assets, that provide a hedge against adverse movements in fair value of investments and other corporate assets resulting from systemic financial risk emanating from severe credit problems developing in the consumer lending markets. Under a credit default swap, the Company agrees with other parties to pay at specified periods fixed premium amounts calculated by reference to an agreed notional principal amount in exchange for the credit default protection on a specified asset. Credit default swaps are recorded at fair value, with the related changes in fair value recognized as realized gain or loss. The net change in fair value of the credit default swaps resulted in a net realized loss of $4.5 million. The total cost of the credit default swaps was $11.5 million and $5.2 million and the fair value was $4.1 million and $2.2 million as of December 31, 2004 and 2003, respectively. The notional amount of the credit default swaps was $420.3 million and $190.3 million as of December 31, 2004 and 2003, respectively.

Counterparties to the derivative instruments expose the Company to credit related losses in the event of non-performance. The Company believes this risk is low given diversification amongst various highly rated counterparties. The credit risk exposure is represented by the fair value of the derivative instruments at the statement date.

Fixed income securities carried at $937.0 million as of December 31, 2004 were on deposit with various regulatory authorities to comply with insurance laws.

The Company has increased its ownership in the HWIC Asia Fund ("HWIC") and as of December 31, 2004 owned 56.2% of HWIC. Accordingly, HWIC has been consolidated in the Company's consolidated financial statements as of and for the year ended December 31, 2004. The minority interest ownership of HWIC of $184.8 million as of December 31, 2004 is included in other liabilities. The minority interest in HWIC's net income of $4.8 million is included in other expense, net. HWIC was previously accounted for under the equity method and included in other invested assets for the years ended December 31, 2003 and 2002.

As of December 31, 2004 and 2003, "non-traded" investments were $291.2 million and $358.3 million, respectively, and include common stock of affiliates, limited partnerships and investment funds which are recorded under the equity method of accounting based on the underlying financial statements of the investee. Dividends received by the Company from these entities were $11.8 million, $6.9 million and $7.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Collateral loans are recorded at the unpaid principal balance.

Common stocks at equity as of December 31, 2004, include the Company's investments in TRG Holding Corporation (100.0% owned by Fairfax and its affiliates, including 13.0% owned by the Company), Advent Capital (Holdings) PLC (46.8% owned by Fairfax and its affiliates, including 15.0% owned by the Company), MFXchange Holdings Inc. ("MFX") (100% owned by Fairfax and its subsidiaries, including 7.4% owned by the Company) and Hub International Limited (26.4% owned by Fairfax and its affiliates, including 13.6% owned by the Company). Zenith National Insurance Corporation ("Zenith") (24.5% owned by Fairfax and its affiliates, including 6.0% owned by the Company) is included in common stocks and carried at fair value because Fairfax entered into agreements which eliminate any voting or other direct or indirect control by Fairfax and its affiliates over the operations of Zenith.

5. RETROCESSIONS

The Company utilizes retrocessional agreements principally to increase aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit its exposure with respect to multiple claims arising from a single occurrence. There is a contingent liability with respect to reinsurance, which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements in force. Reinsurance recoverables are recorded as assets, based on the Company's evaluation of the retrocessionaires' ability to meet their obligations under the retrocession agreements. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, reinsurance assumed, reinsurance ceded and net amounts (in thousands and inclusive of amounts in note 6) for these items follow:

	2004			
	Direct	**Assumed**	**Ceded**	**Net**
Premiums written	$702,127	$1,954,382	$293,932	$2,362,577
Premiums earned	697,998	1,938,895	305,826	2,331,067
	2003			
	Direct	**Assumed**	**Ceded**	**Net**
Premiums written	$634,860	$1,923,296	$404,576	$2,153,580
Premiums earned	557,726	1,796,324	388,957	1,965,093
	2002			
	Direct	**Assumed**	**Ceded**	**Net**
Premiums written	$296,855	$1,597,675	$263,285	$1,631,245
Premiums earned	171,602	1,469,176	208,136	1,432,642

The total amount of reinsurance recoverable on paid and unpaid losses as of December 31, 2004 was $1,182.0 million and $1,142.1 million as of December 31, 2003. The Company is the beneficiary of letters of credit and trust agreements, and the Company withholds funds from certain reinsurers to secure these balances. The amount of this security as of December 31, 2004 was $619.5 million, and was $599.3 million as of December 31, 2003. The Company has established a reserve for potentially uncollectible reinsurance recoverables. The reserve is based upon an evaluation of each retrocessionaire and the Company's assessment as to the collectibility of individual balances. The reserve as of December 31, 2004 and 2003 was $33.0 million and $28.5 million, respectively, and has been netted against reinsurance recoverables on loss payments. The Company has also established a reserve for potentially uncollectible assumed reinsurance balances of $5.9 million and $5.8 million as of December 31, 2004 and 2003, respectively, which has been netted against reinsurance balances receivable.

The Company markets its reinsurance products worldwide primarily through reinsurance brokers as well as directly to its customers. The Company's five largest reinsurance brokerage firms accounted for an aggregate of approximately 56% of reinsurance gross premiums written for the year ended December 31, 2004. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on the Company.

Clearwater is the beneficiary of a stop loss reinsurance agreement with nSpire Re Limited ("nSpire Re"), a wholly owned subsidiary of Fairfax (the "1995 Stop Loss Agreement"). Pursuant to the agreement, Clearwater ceded premium of $60.5 million in 1995 for an aggregate limit of $175.0 million in excess of its December 31, 1995 reserves for unpaid losses and allocated loss adjustment expenses and potentially uncollectible reinsurance recoverables. Ceded losses and loss adjustment expenses incurred for the years ended December 31, 2004, 2003 and 2002 of $17.5 million in each year related to the stop loss agreement are included in the accompanying statements of operations and note 6. Reinsurance recoverables on paid and unpaid losses related to this agreement of $157.5 million and $140.0 million as of December 31, 2004 and 2003, respectively, are reflected in the accompanying balance sheets and are secured by letters of credit or cash.

Odyssey America utilizes whole account stop loss retrocessional agreements on an excess of loss basis to manage its reinsurance exposures, including catastrophic occurrences and the potential accumulation of exposures. The whole account stop loss retrocessional agreements were purchased on an underwriting year basis for 1996 through 2004 and on an accident year basis for 1994 and 1995. Accident year agreements were also purchased to supplement the 1996 and 1997 underwriting year agreements. Each agreement provides for recoveries from the retrocessionaires, subject to a limit, in the event that the net subject business results in a statutory composite ratio, or in some agreements a loss ratio, in excess of the attachment point. The attachment point is net of other inuring third party reinsurance. The premium paid, net of commission, by Odyssey America is calculated based on a contractual fixed rate that is applied to the total premiums, subject to the retrocession agreements. Each agreement includes a provision for additional premium, subject to a maximum, based on the loss activity under the agreement. Reinsurance recoverables on paid and unpaid losses are fully secured by letters of credit or funds held by Odyssey America. The principal reinsurers of this business are London Life and Casualty Reinsurance Corporation and Underwriters Reinsurance Company (Barbados) Inc.

As of December 31, 2004, the 1994, 1998, 2000, 2001, 2003 and 2004 agreements have remaining limits of approximately $61.1 million, $9.5 million, $3.3 million, $101.8 million, $241.2 million and $291.0 million, respectively. The limits for the other retrocessional agreements have been fully utilized or commuted.

The whole account stop loss agreements provide that Odyssey America may withhold a significant portion of the premium payable to the retrocessionaires in a funds held account, which funds, under certain circumstances, may be set-off against the retrocessionaires' loss and other obligations owed to Odyssey America. This retained premium is recorded as a liability on the Company's balance sheet. Interest, calculated using a contractual fixed interest rate, on the funds held account is credited quarterly by the Company, which results in an increase in the funds held account balance and is recorded as an expense, reducing the Company's investment income. Loss payments are deducted from the funds held account balance, which reduces the liability as such payments become due.

The (loss) income before income taxes reflected in the Company's statements of operations related to the whole account stop loss retrocessional agreements for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Earned premium	$ (6,603)	$ (76,705)	$ (26,200)
Acquisition costs	600	27,087	9,258
Losses and loss adjustment expenses	5,108	100,359	33,399
Net underwriting (loss) income	(895)	50,741	16,457
Interest expense	(20,081)	(24,850)	(22,650)
(Loss) income before income taxes	$ (20,976)	$ 25,891	$ (6,193)

The reinsurance recoverable on paid and unpaid losses related to the whole account stop loss retrocessional agreements are $242.1 million and $289.4 million as of December 31, 2004 and 2003, respectively.

6. RELATED PARTY TRANSACTIONS

The Company's subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included in or deducted from income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded, follow (in thousands):

	2004	2003	2002
Assumed:			
Premiums written	$138,805	$287,199	$127,535
Premiums earned	199,924	238,439	106,972
Losses and loss adjustment expenses	137,500	115,504	47,989
Acquisition costs	44,027	66,640	34,359
Reinsurance payable on loss payments	5,752	6,501	7,762
Reinsurance balances receivable	21,005	44,686	11,997
Unpaid losses and loss adjustment expenses	295,903	230,806	183,562
Unearned premiums	20,874	81,993	33,233
Ceded:			
Premiums written	28,773	62,058	37,034
Premiums earned	35,257	58,252	32,497
Losses and loss adjustment expenses	41,165	44,977	29,296
Acquisition costs	4,908	15,800	4,193
Ceded reinsurance balances payable	9,044	6,800	5,517
Reinsurance recoverables on loss payments	1,481	820	1,679
Reinsurance recoverables on unpaid losses	217,929	189,115	159,740
Prepaid reinsurance premiums	2,929	9,414	5,608

Investment management agreements with Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly owned subsidiary of Fairfax, and administrative agreements with Fairfax have been entered into by the Company and its subsidiaries with respect to their investment portfolios. Pursuant to the agreements, base, administrative and incentive fees, based upon total invested assets and realized gains, are paid to Hamblin Watsa and Fairfax. For the years ended December 31, 2004, 2003 and 2002, fees of $7.5 million, $13.3 million and $6.3 million, respectively, are included in the consolidated statements of operations. In addition, for the years ended December 31, 2004 and 2003, the Company paid $0.3 million and $1.0 million of intranet fees, respectively, to MFX, an affiliate. No payments were made to MFX for the year ended December 31, 2002. Included in other expense, net for the year ended December 31, 2004 is a charitable contribution expense of $2.4 million related to the Sixty Four Foundation, an affiliate. There were no charitable contributions to the Sixty Four Foundation for the years ended December 31, 2003 and 2002. In connection with the acquisition of Opus Re (now known as Clearwater Select Insurance Company), the Company incurred a $2.5 million expense which is included in other expense, net, to RiverStone Group LLC ("RiverStone"), an affiliate, for services RiverStone provided to the Company. The expense for RiverStone's services can increase to a maximum of $5.0 million based upon the profitability of Clearwater Select. In connection with the sale of Old Lyme Insurance Company, Ltd. ("OLIC") by an affiliate of the Company to Old Lyme Insurance Group, Ltd. ("OLIG"), an unrelated entity, Odyssey America provided a loan to OLIG in the amount of $9.0 million to finance this transaction. This loan has a term of five years, bears interest at a rate of prime plus 3% and is collateralized by the shares of OLIC's common stock.

Included in the consolidated balance sheets are amounts receivable related to expense sharing arrangements with affiliates of $4.9 million and $1.1 million as of December 31, 2004 and 2003, respectively, and payable to affiliates of $1.1 million and $1.3 million as of December 31, 2004 and 2003 respectively. In addition to the amounts in the table above, the Company has a receivable from nSpire Re of $8.2 million and $17.0 million as of December 31, 2004 and 2003, respectively, which represents transactions for certain reinsurance agreements.

Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the components of the change in accumulated other comprehensive income (loss) for the years ending December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Beginning balance of accumulated other comprehensive income (loss)	$112,430	$ 21,736	$(12,985)
Beginning balance of unrealized net gains (losses) on securities	73,756	23,938	(3,627)
Ending balance of unrealized net gains on securities	84,412	73,756	23,938
Current period change in unrealized net gains on securities	10,656	49,818	27,565
Beginning balance of foreign currency translation adjustments	39,896	(2,202)	(9,358)
Ending balance of foreign currency translation adjustments	53,662	39,896	(2,202)
Current period change in foreign currency translation adjustments	13,766	42,098	7,156
Beginning balance of minimum pension liability	(1,222)	—	—
Ending balance of minimum pension liability	(1,225)	(1,222)	—
Current period change of minimum pension liability	(3)	(1,222)	—
Current period change in accumulated other comprehensive income	24,419	90,694	34,721
Ending balance of accumulated other comprehensive income	$ 136,849	$112,430	$ 21,736

The components of comprehensive income (loss) for the years ending December 31, 2004, 2003 and 2002 are shown in the following table (in thousands):

	2004	2003	2002
Net income	$186,899	$249,225	$208,177
Other comprehensive income, before tax:			
Unrealized net gains on securities arising during the period	75,872	97,883	62,687
Reclassification adjustment for realized gains included in net income	(59,478)	(21,239)	(20,279)
Foreign currency translation adjustments	21,178	64,766	11,009
Minimum pension liability	(5)	(1,880)	—
Other comprehensive income, before tax	37,567	139,530	53,417
Tax (expense) benefit:			
Unrealized net gains on securities arising during the period	(26,555)	(34,260)	(21,941)
Reclassification adjustment for realized gains included in net income	20,817	7,434	7,098
Foreign currency translation adjustments	(7,412)	(22,668)	(3,853)
Minimum pension liability	2	658	—
Total tax expense	(13,148)	(48,836)	(18,696)
Other comprehensive income, net of tax	24,419	90,694	34,721
Comprehensive income	$211,318	$339,919	$242,898

8. EARNINGS PER SHARE

Net income per common share for the years ended December 31, 2004, 2003 and 2002 has been computed in the following table based upon weighted average common shares outstanding and includes the effect of implementing EITF 4-08 on a retroactive basis (in thousands, except share amounts):

	2004	2003	2002
Income before cumulative effect of a change in accounting principle	$ 186,899	$ 249,225	$ 171,315
Cumulative effect of a change in accounting principle	—	—	36,862
Basic Earnings per Common Share			
Net income available to stockholders	186,899	249,225	208,177
Effect of Dilutive Securities 4.375% Convertible Senior Debentures interest, net of tax	3,128	3,128	1,740
Diluted Earnings per Common Share			
Income available to common stockholders and assumed conversions	$ 190,027	$ 252,353	$ 209,917
Weighted average common shares outstanding — basic	64,361,535	64,736,830	64,744,067
Effect of dilutive shares:			
4.375% Convertible Senior Debentures	5,168,405	5,169,175	2,789,938
Stock options	167,620	50,649	—
Incremental value of restricted stock	295,576	322,813	385,659
Total effect of dilutive shares	5,631,601	5,542,637	3,175,597
Weighted average common shares outstanding — dilutive	69,993,136	70,279,467	67,919,664
Earnings per common share:			
Basic:			
Income before cumulative effect of a change in accounting principle	$ 2.90	$ 3.85	$ 2.65
Cumulative effect of a change in accounting principle	—	—	0.57
Basic earnings per common share	$ 2.90	$ 3.85	$ 3.22
Diluted:			
Income before cumulative effect of a change in accounting principle	$ 2.71	$ 3.59	$ 2.55
Cumulative effect of a change in accounting principle	—	—	0.54
Diluted earnings per common share	$ 2.71	$ 3.59	$ 3.09

9. EMPLOYEE BENEFITS

The Company maintains a qualified, non-contributory, defined benefit pension plan ("Plan") covering substantially all employees who have reached age twenty-one and who have completed one year of service. Employer contributions to the Plan are in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

The following tables set forth the Plan's funded status, which uses a measurement date of October 1, and amounts recognized in the Company's consolidated financial statements as of December 31, 2004 and 2003.

The following table summarizes the status of the Plan (in thousands):

	2004	2003
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$35,471	$29,537
Service cost	2,210	1,754
Interest cost	2,105	1,897
Actuarial loss	3,493	3,124
Benefits paid	(1,265)	(841)
Other	440	—
Benefit obligation at end of year	$42,454	$35,471
Change in Plan assets:		
Fair value of Plan assets at beginning of year	$27,549	$25,301
Actual return on Plan assets	1,028	839
Actual contributions during the year	13,743	2,250
Benefits paid	(1,265)	(841)
Fair value of Plan assets at end of year	$41,055	$27,549
Fair value of Plan assets consists of:		
Fixed income securities	$34,784	$26,799
Other	6,271	750
Total	$41,055	$27,549
Unfunded status	$(1,399)	$(7,922)
Unrecognized prior service cost	557	127
Unrecognized net loss	4,691	581
Prepaid (accrued) pension cost	$3,849	$(7,214)

The weighted average assumptions used to calculate the net periodic benefit cost are as follows:

	2004	2003
Discount rate	5.75%	6.00%
Rate of compensation increase	5.76%	5.69%
Expected long term rate of return on Plan assets	5.75%	6.00%

The weighted average assumptions used to calculate the benefit obligation are as follows:

	2004	2003
Discount rate	5.75%	6.00%
Rate of compensation increase	5.76%	5.69%

Net periodic pension cost included the following components (in thousands):

	2004	2003	2002
Service cost	$2,210	$1,754	$1,328
Interest cost	2,105	1,897	1,652
Return on assets	(1,645)	(1,622)	(1,621)
Net amortization and deferral	10	(32)	(449)
Net pension cost	$2,680	$1,997	$ 910

The accumulated benefit obligation for the Plan is $33,725 and $29,038 as of December 31, 2004 and 2003, respectively.

The Plan's expected future benefit payments are shown below (in thousands):

Year	Amount
2005	$ 1,750
2006	2,260
2007	1,200
2008	3,320
2009	2,330
2010 - 2014	23,520

The investment policy for the defined benefit plan is to invest in highly rated, lower risk securities that preserve the investment asset value of the Plan while seeking to maximize the return on those invested assets. The Plan assets as of December 31, 2004 and 2003 are invested principally in highly rated fixed income securities. The long term rate of return assumption is based on the fixed income securities portfolio. The actual return on assets has historically been close to our assumptions of expected returns. During 2004, the Company contributed $13.7 million to the Plan. Based on the Company's current expectations, the 2005 contribution should approximate $3.0 million.

The Company also maintains two non-qualified excess benefit plans ("Excess Plans") that provide more highly compensated officers and employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the combined amounts recognized for the Supplemental Plan, which has a measurement date of October 1, and the Supplemental Employee Retirement Plan, which has a measurement date of December 31, in the Company's consolidated financial statements as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 12,668	$ 10,330
Service cost	700	544
Interest cost	740	708
Actuarial loss	960	1,669
Benefits paid	(667)	(664)
Other	—	81
Benefit obligation at end of year	$ 14,401	$ 12,668
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Actual contributions during the year	667	664
Benefits paid	(667)	(664)
Fair value of plan assets at end of year	$ —	$ —
Unfunded status	$(14,401)	$(12,668)
Unrecognized transition obligation	142	211
Unrecognized net actuarial loss	5,015	4,262
Unrecognized prior service cost	(486)	(522)
Accrued pension cost	$ (9,730)	$ (8,717)

The weighted average assumptions used to calculate the net periodic benefit cost are as follows:

	2004	2003
Average discount rate	6.00%	6.50%
Rate of compensation increase	6.00%	6.00%

The weighted average assumptions to calculate the benefit obligation are as follows:

	2004	2003
Discount rate	5.75%	6.00%
Rate of compensation increase	5.76%	6.00%

Net periodic pension cost included the following components (in thousands):

	2004	2003	2002
Service cost	$ 700	$ 544	$ 450
Interest cost	740	708	637
Recognized net actuarial loss	208	165	55
Recognized prior service cost	(37)	(37)	(37)
Other	69	150	146
Net pension cost	$1,680	$1,530	$1,251

The accumulated benefit obligation for the Excess Plans is $10.4 million and $8.9 million as of December 31, 2004 and 2003, respectively.

The Excess Plans' expected benefit payments are shown below (in thousands):

Year	Amount
2005	$ 943
2006	689
2007	690
2008	689
2009	902
2010 - 2014	5,673

The Company expects to contribute $943,000 to the Excess Plans during the year ended December 31, 2005, which represents the amount necessary to fund the 2005 expected benefit payments.

The Company established a trust fund, which invests in U.S. government securities, related to the Excess Plans. The trust fund, which is included in other invested assets, had assets of $6.2 million and $5.9 million as of December 31, 2004 and 2003, respectively, Plan benefits are paid by the Company as they are incurred by the participants, accordingly, there are no assets held directly by the Excess Plans.

The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year, the Board of Directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by a third party, which has contracted to provide benefits under the plan. No contributions were made in 2004, 2003 or 2002.

The Company maintains a qualified deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 10% of base salary on a pre-tax basis. The Company contributes an amount equal to two-thirds of each employee's pre-tax contribution up to the first 6% of annual base salary. The maximum matching contribution is 4% of annual base salary, with certain government mandated restrictions on contributions to highly compensated employees. The Company also maintains a non-qualified deferred compensation plan to allow for contributions in excess of qualified plan limitations. The Company contributed $1.3 million, $1.1 million and $1.5 million to these plans in 2004, 2003 and 2002, respectively.

The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The following tables set forth the amounts recognized for the postretirement benefit plan, which has a measurement date of January 1, in the Company's consolidated financial statements as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 8,304	$ 5,485
Service cost	1,061	543
Interest cost	447	374
Actuarial loss	253	2,074
Benefits paid	(201)	(179)
Plan change	(1,352)	—
Other	7	7
Benefit obligation at end of year	$ 8,519	$ 8,304
Unfunded status	$(8,519)	$(8,304)
Unrecognized prior service cost	(651)	54
Unrecognized net loss	361	110
Accrued benefit cost	$(8,809)	$(8,140)

The weighted average assumptions used to calculate the net periodic benefit cost are as follows:

	2004	2003
Discount rate	6.00%	6.75%
Rate of compensation increase	6.00%	6.00%

The weighted average assumptions used to calculate the benefit obligation are as follows:

	2004	2003
Discount rate	5.75%	6.00%
Rate of compensation increase	6.00%	6.00%

Net periodic cost included the following components (in thousands):

	2004	2003	2002
Service cost	$1,061	$543	$370
Interest cost	447	374	325
Curtailment credit	(582)	—	—
Net amortization and deferral	(63)	28	(17)
Net cost	$ 863	$945	$ 678

The accumulated benefit obligation for the postretirement benefit plan was $8.5 million and $8.3 million as of December 31, 2004 and 2003, respectively.

The postretirement plan's expected benefit payments are shown below (in thousands):

Year	Amount
2005	$ 237
2006	257
2007	303
2008	356
2009	381
2010-2014	3,048

The plan change of $1.3 million and the unrecognized prior service cost of $0.7 million as of December 31, 2004 result from a change in eligibility for postretirement medical benefits, which previously had no age limitation, to age 45 and 10 years of service and the adoption of the Medicare Reform Act. The curtailment credit of $0.6 million is the result of the eligibility change.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 11.5% in 2004 and decreasing to 5% in 2013 and remaining constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $1.7 million and the service and interest cost components of net periodic postretirement benefit costs by $0.4 million for 2004. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation, and the service and interest cost components of net periodic postretirement benefit cost for 2004 by $1.4 million and $0.3 million, respectively.

10. STOCK BASED COMPENSATION PLANS

In April 2002, the Company's stockholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). An aggregate of 1.5 million shares of the Company's common stock may be granted under the 2002 Plan. The 2002 Plan provides for the grant of non-qualified stock options to officers, key employees and directors who are employed by, or provide services to, the Company or its subsidiaries. Pursuant to the 2002 Plan, 25% of the options granted become exercisable on each annual anniversary of the grant in each of the four years following the grant and expire 10 years from the date of grant, and shall be exercisable at the grant price. As of December 31, 2004 and 2003, a total of 793,250 stock options have been granted under the 2002 Plan at a weighted average price of $18.68 per share. No options were granted in 2004 pursuant to the 2002 Plan. As of December 31, 2004, there were 706,750 remaining stock options available to be granted.

A summary of the combined status of the 2002 Plan and changes during the years ended December 31, 2004 and 2003 is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	774,437	$18.70	446,750	$18.00
Granted	—	—	338,000	19.61
Exercised	(22,063)	$18.32	(2,063)	18.00
Forfeited	(14,085)	$18.76	(8,250)	18.40
Outstanding, end of year	738,289	$18.71	774,437	$18.70
Exercisable, end of year	286,539	$18.44	113,359	$18.00
Weighted average fair value of options granted during the year		$ —		$ 5.42

The weighted average fair value of each option granted is estimated on the date of grant using the Black Scholes Price Model with the following weighted average assumptions used for grants: expected volatility of 31.0%; risk-free interest rates ranging from 2.7% to 5.1%; annual dividend yield of 0.6%; and expected lives of five years for each grant.

The following table summarizes the options outstanding and options exercisable as of December 31, 2004 that relate to the 2002 Plan:

Options Outstanding			Options Exercisable	
Number Outstanding at December 31, 2004	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
2,250	8.17	$17.40	—	$ —
427,039	7.27	18.00	211,289	18.00
1,875	8.00	18.35	625	18.35
10,000	8.50	19.58	2,500	19.58
287,125	8.42	19.65	69,625	19.65
5,000	8.42	20.90	1,250	20.90
5,000	8.33	21.77	1,250	21.77
738,289	7.75	$18.71	286,539	$18.44

During 2001, the Company adopted the Odyssey Re Holdings Corp. Stock Option Plan (the "Option Plan"), which provides for the grant of stock options to directors and key employees of the Company. Under the Option Plan, such options will generally vest and become exercisable in two equal installments on the fifth and tenth anniversary of the date of grant. As of December 31, 2004 and 2003, respectively, 97,685 and 52,654 options were issued with an exercise price of zero. For the year ended December 31, 2004, 48,472 options were granted, 741 options were exercised and 2,700 options were forfeited, pursuant to the Option Plan. The Company has reflected, in other expense, net, $0.5 million, $0.2 million and $0.4 million of expense for the years ended December 31, 2004, 2003 and 2002 respectively, which represents the vested portion of the stock options.

The Company provides a compensatory employee stock purchase plan through which all employees who meet the eligibility requirements of the plan have the option to purchase OdysseyRe common stock in an amount up to 10% of their annual base salary. The Company purchases, on the employee's behalf, OdysseyRe common stock equal to 30% of each employee's contribution. In the event that the Company meets certain financial objectives, additional shares are purchased for the employee's benefit. The expense related to this plan for the years ended December 31, 2004, 2003 and 2002 was $0.5 million, $0.3 million and $0.2 million, respectively.

During 2001, the Company adopted the Odyssey Re Holdings Corp. Restricted Share Plan (the "Restricted Share Plan"), which provides for the grant of restricted shares to directors and key employees of the Company. Shares granted under the Restricted Share Plan generally vest in two equal installments on the fifth and tenth anniversary of the date of grant. As of December 31, 2004 and 2003, respectively, 506,866 and 439,474 shares of restricted stock were outstanding. During the year ended December 31, 2004, 184,005 restricted shares were granted, 72,272 restricted shares vested and 44,341 restricted shares were forfeited, pursuant to the Restricted Share Plan. At the time of grant, the market value of the shares awarded is recorded as unearned compensation and is presented as a separate component of stockholders' equity. The unearned compensation is charged to operations over the vesting period. In respect to the above grants, the compensation expense incurred for each of the years ended December 31, 2004, 2003 and 2002 was $1.8 million, $1.1 million and $1.1 million, respectively, and is included in other expense, net.

Certain employees of the Company have been granted shares of restricted Fairfax common stock under the Fairfax Financial Holdings Ltd. Restricted Share Plan. The Fairfax restricted stock, which was granted from 1996 to 2000, vests over a three to ten year period. The Company has reflected $0.4 million, $0.3 million and $0.3 million of expense for the years ended December 31, 2004, 2003 and 2002, respectively, which represents the vested portion of the restricted stock. The Company no longer participates in this plan.

11. FEDERAL AND FOREIGN INCOME TAXES

During 2002 and through March 3, 2003, the Company and its United States subsidiaries filed a separate consolidated tax return. On March 4, 2003, Fairfax increased its ownership interest in the Company to approximately 81%. As a result, the Company and its United States subsidiaries are included in the United States tax group of Fairfax Inc. Inclusion of the Company into Fairfax Inc.'s tax group did not have an effect on the Company's tax position. The federal income tax provision is allocated to each of the companies in the consolidated group pursuant to a written agreement, on the basis of each company's separate return taxable income. As of December 31, 2001, the Company had a net operating loss carry forward of $186.3 million, which was fully utilized during 2002.

Pre-tax income, before cumulative effects of a change in accounting principle, from domestic companies, was $150.1 million, $286.1 million and $252.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pre-tax income from foreign operations was $128.7 million, $92.2 million and $5.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The components of the federal and foreign income tax provision (benefit) follow (in thousands):

	2004	2003	2002
Current:			
United States	$108,467	$141,660	$ 6,593
Foreign	3,833	—	—
Total current income tax provision	112,300	141,660	6,593
Deferred:			
United States	(20,449)	(12,591)	80,158
Foreign	—	—	—
Total deferred income tax (benefit) provision	(20,449)	(12,591)	80,158
Total federal and foreign income tax provision	$ 91,851	$129,069	$86,751

Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of federal and foreign income tax assets and liabilities follow (in thousands):

	2004	2003
Unpaid losses and loss adjustment expenses	$148,786	$ 99,431
Unearned premiums	45,066	41,342
Reserve for potentially uncollectible balances	12,465	12,465
Pension and benefit accruals	6,999	6,813
Investments	24,267	34,216
Total deferred tax assets	237,583	194,267
Deferred acquisition costs	60,059	58,901
Other	6,005	2,902
Total deferred tax liabilities	66,064	61,803
Net deferred tax assets	171,519	132,464
Deferred income taxes on accumulated other comprehensive income	(73,687)	(60,538)
Deferred federal and foreign income tax asset	97,832	71,926
Current taxes recoverable (payable)	4,466	(743)
Federal and foreign income taxes recoverable	$102,298	$ 71,183

Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded for the periods presented.

The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) (in thousands):

	2004		2003		2002	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Income before income taxes and cumulative effect of a change in accounting principle	$278,750		$378,294		$258,066	
Income taxes computed on pre-tax income	$ 97,562	35.0%	$132,403	35.0%	$ 90,323	35.0%
(Decrease) increase in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(4,875)	(1.7)	(3,790)	(1.0)	(1,923)	(0.8)
Other, net	(836)	(0.3)	456	0.1	(1,649)	(0.6)
Total federal and foreign income tax provision	$ 91,851	33.0%	$129,069	34.1%	$ 86,751	33.6%

The Company paid federal and foreign income taxes of $116.6 million and $142.2 million for the years ended December 31, 2004 and 2003, respectively. The Company recovered $4.3 million for the year ended December 31, 2002. The Company has a current tax recoverable of $4.5 million as of December 31, 2004 and a current tax payable of $0.7 million as of December 31, 2003.

12. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2022. Minimum annual rentals follow (in thousands):

2005	$ 8,338
2006	8,025
2007	7,390
2008	6,671
2009	6,392
2010 and thereafter	59,866
Total	$96,682

The amounts above are reduced by an aggregate minimum rental recovery of $3.2 million resulting from the sublease of space to other companies.

Rental expense, before sublease income, under these operating leases was $9.9 million, $8.4 million and $7.8 million in 2004, 2003 and 2002, respectively. The Company recovered $0.4 million, $0.7 million and $1.9 million in 2004, 2003 and 2002, respectively, from subleases.

Clearwater agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to certain Ranger policies issued from July 1, 1999 to April 30, 2004. Clearwater has terminated the agreement, effective April 30, 2004. Clearwater remains liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. Clearwater's potential exposure in connection with these endorsements is estimated at approximately $6.7 million, based on the subject policies' case outstanding loss reserves. We deem the potential exposure to be immaterial, as Fairfax has agreed to indemnify Clearwater for any obligation under this agreement. The Company anticipates that Ranger will meet all of its obligations in the normal course of business, and Clearwater does not anticipate making any payments under this guarantee that would require Clearwater to utilize the indemnification from Fairfax.

As of July 14, 2000, Odyssey America agreed to guarantee the performance of all the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Réassurance ("CTR"), an affiliate, in the event CTR became insolvent and CTR was not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. The Odyssey America guarantee was entered into as part of the redeployment of CTR's business to Odyssey America, and was terminated effective December 31, 2001. As part of a Fairfax initiative, CTR was dissolved and its assets and liabilities were assumed by other Fairfax affiliates, which have the responsibility for the run-off of its liabilities. Due to the existence of the affiliate guarantee of CTR's liabilities, the assumption of CTR's liabilities by other affiliates, and a Fairfax agreement to indemnify Odyssey America for all obligations under its guarantee, we deem the likelihood of loss related to this exposure to be remote.

Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, Odyssey America has established a clean irrevocable letter of credit and a deposit trust account in favor of the Society and Council of Lloyd's. As of December 31, 2004, Odyssey America had pledged U.S. treasuries in the amount of $164.7 million in support of the letter of credit and had placed $170.9 million in a deposit trust account in London. The letter of credit and deposit trust account effectively secure the future contingent obligations of UK Holdings should the Lloyd's underwriting syndicate in which Odyssey America participates incur net losses. Odyssey America's contingent liability to the Society and Council of Lloyd's is limited to the aggregate amount of the letter of credit and the assets in the deposit trust account.

Odyssey America agreed, as of April 1, 2002, to guarantee the prompt payment of all of the insurance contract obligations (the "Subject Contracts"), whether incurred before or after the agreement, of Falcon Insurance Company (Hong Kong) Limited ("Falcon"), an affiliate, in the event Falcon becomes insolvent. Odyssey America's potential exposure in connection with this agreement is estimated to be approximately $38.2 million, based on Falcon's loss reserves at December 31, 2004. Falcon's stockholders' equity on a U.S. GAAP basis is estimated to be $30.0 million as of December 31, 2004. Additionally, Fairfax has agreed to indemnify Odyssey America for any obligation under this agreement. Falcon has agreed to pay Odyssey America one percent of all gross earned premium associated with the Subject Contracts on a quarterly basis. For each of the years ended December 31, 2004 and 2003, Falcon paid $0.6 million and $0.4 million, respectively, to Odyssey America related to this agreement. Odyssey America anticipates that Falcon will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee that would require Odyssey America to utilize the indemnification from Fairfax. In connection with the guarantee, Falcon has granted Odyssey America the option (the "Option") to assume a ten percent quota share reinsurance participation for a period of up to three years of all of Falcon's liabilities under the Subject Contracts entered into by Falcon on or after the date of the exercise of the Option by Odyssey America. If the Option is exercised, the one percent fee will be cancelled during the term of the quota share reinsurance agreement. As of December 31, 2004, this option has not been exercised by Odyssey America. The Option will terminate on December 31, 2005.

In October 2002, a dispute arose between Odyssey America and a retrocessionaire arising from an excess of loss retrocessional contract pursuant to which the retrocessionaire reinsured Odyssey America for certain exposures assumed by Odyssey America from a third party insurer. At December 30, 2004, Odyssey America entered into commutation and release agreements that provide for the settlement of all claims relating to this matter. The settlement was confirmed by the court on February 8, 2005. We anticipate final resolution of this matter early in the second quarter of 2005, and that such resolution will not be material to us.

Odyssey America provided quota share reinsurance to Gulf Insurance Company ("Gulf") from January 1, 1996 to December 31, 2002 on a book of automobile residual value business. In March 2003, Gulf requested a payment of approximately $30.0 million, including a "special payment" of $26.0 million, due on April 28, 2003, representing Odyssey America's purported share of a settlement ("Settlement") between Gulf and one of the insureds whose policies, Gulf contends, were reinsured under the Residual Value Quota Share Reinsurance Agreements (the "Treaties"). In May 2003, Gulf initiated litigation against two other reinsurers that participated with Odyssey America on the Treaties, demanding payment relating to the Settlement. In late July 2003, Gulf added Odyssey America to its complaint against the other reinsurers. Odyssey America and the other reinsurers have answered the complaint and discovery has commenced. Among other things, Odyssey America contends that, (i) Gulf breached its duty to Odyssey America of utmost good faith when it placed the Treaties by failing to disclose material information concerning the policy it issued to the insured; and (ii) alternatively, the Settlement is not covered under the terms of the Treaties. Among the remedies Odyssey America seeks is rescission of the Treaties. Odyssey America intends to vigorously assert its claims and defend itself against any claims asserted by Gulf. At this early stage, it is not possible to make any determination regarding the likely outcome of this matter.

In January 2004, two retrocessionaires of Odyssey America under the common control of London Reinsurance Group Inc. (together, "London Life") filed for arbitration under a series of aggregate stop loss agreements covering the years 1994 and 1996-2001 (the "Treaties"). London Life has alleged that Odyssey America has improperly administered the Treaties. The arbitration hearing is scheduled for November 2005. Odyssey America finds London Life's claims to be without merit and is vigorously defending the arbitration. At this stage of the proceedings it is not possible to make a determination regarding the outcome of this matter; however, Odyssey America expects the arbitration panel to enforce the Treaties in its favor.

During the second quarter of 2004, Odyssey America pledged and placed on deposit at Lloyd's the equivalent of £110 million of U.S. Treasury Notes on behalf of Advent Capital (Holdings) PLC ("Advent"). Advent is 46.8% owned by Fairfax and its affiliates, including 15.0% by the Company. nSpire Re had previously pledged assets at Lloyd's on behalf of Advent pursuant to a November 2000 Funding Agreement with Advent whereby the funds are used to support Advent's underwriting activities for the 2001 to 2005 underwriting years of account. Advent is responsible for the payment of any losses resulting from the use of these funds to support its underwriting activities.

In consideration of Odyssey America making the deposit, nSpire Re agreed to pay Odyssey America a fee equal to 2% per annum on the assets placed on deposit by Odyssey America. The pledged assets continue to be owned by Odyssey America, and Odyssey America will receive any investment income thereon. As additional consideration for, and further protection of, Odyssey America's pledge of assets, nSpire Re provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the funds at Lloyd's at any time upon 180 days advance written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd's will automatically terminate effective December 31, 2008 and any remaining funds at Lloyd's will revert to Odyssey America at that time.

Odyssey America organized O.R.E. Holdings Limited ("ORE"), a corporation domiciled in Mauritius, on December 30, 2003 to act as a holding company for various investments in Asia. On January 29, 2004, ORE was capitalized by Odyssey America in the amount of $16.7 million. ORE is consolidated in the Company's consolidated financial statements. During 2004, ORE entered into a joint venture agreement relating to the investment by ORE of $16.6 million to purchase 45% of the issued and outstanding shares of Cheran Enterprises Private Limited ("CEPL"). CEPL is a corporation domiciled in India, engaged in the purchase, development and sale of commercial real estate properties and other investments. In conjunction with this investment, Odyssey

America agreed to provide a guarantee of a credit facility to be established by CEPL in an amount up to $65 million. The guarantee is conditioned upon a pledge in favor of Odyssey America by the other shareholders of CEPL of assets with an aggregate value of 150% of the guarantee. As of this date, the credit facility has not been established; it is expected that this transaction will be completed during the first half of 2005.

OdysseyRe and its subsidiaries are involved from time to time in ordinary routine litigation and arbitration proceedings incidental to their business. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

13. DIVIDEND RESTRICTIONS, STATUTORY INFORMATION AND CAPITAL

Odyssey America is subject to state regulatory restrictions that limit the maximum amount of dividends payable. Odyssey America must obtain approval of the Insurance Commissioner of the State of Connecticut (the "Connecticut Commissioner") in order to pay during any 12-month period "extraordinary" dividends, which are defined as the greater of 10% of statutory capital and surplus as of the prior year end or net income for such prior year. Connecticut law further provides that (i) Odyssey America must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) Odyssey America may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without the Connecticut Commissioner's approval.

Odyssey America paid dividends to the Company of $55.0 million during 2004 and $18.0 million during 2002 and did not pay any dividends during 2003. The maximum amount of dividends which Odyssey America may pay to the Company in 2005, without prior approval, is $167.6 million.

The following is the consolidated statutory basis net income and policyholders' surplus of Odyssey America and its subsidiaries, for each of the years ended and as of December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
	(Unaudited)		
Net income	$ 114,174	$ 110,471	$173,960
Policyholders' surplus	$1,675,858	$1,553,067	$990,469

The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by Clearwater or Hudson. Pursuant to indemnification agreements between the Company and Clearwater, and between the Company and Hudson, the Company provides letters of credit ("LOCs") and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by the Company is a permitted accounting practice approved by the Insurance Department of the State of Delaware, the domiciliary state of Clearwater and Hudson.

As of December 31, 2004 and 2003, $7.3 million of funds held under reinsurance contracts related to cash collateral has been provided in regard to the above mentioned indemnification agreements. The Company has also provided a $20.5 million LOC to Clearwater and a $0.5 million LOC to Hudson as of December 31, 2004, which has been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the reinsurance recoverable balances as reported in the accompanying consolidated financial statements.

14. FINANCIAL GUARANTY REINSURANCE

The Company's assumed financial guaranty reinsurance exposure to loss, in the event of nonperformance by the underlying insured and assuming underlying collateral proved to be of no value, was $55.7 million and $74.7 million as of December 31, 2004 and 2003, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guaranty reinsurance. The Company ceased writing financial guaranty business in 1992.

As of December 31, 2004, such reinsurance in force had a remaining maturity term of one (1) to 25 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for 2004 and 2003 follows (in millions):

	2004	2003
Municipal obligations:		
General obligation bonds	$ 18	$ 21
Special revenue bonds	34	49
Industrial development bonds	1	1
Corporate obligations	3	4
Total	$ 56	$ 75
Unearned premiums	$0.3	$0.6

The Company has not been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants (in millions):

State	2004 Debt Service
Florida	$10.2
Arizona	4.3
California	4.2
New Jersey	3.3
Kentucky	2.8
New York	2.8
Illinois	2.5
Alabama	2.4
Louisiana	2.2
Subtotal	34.7
States less than $2 million exposure per state	12.0
Geographic information not available	9.0
Total	$55.7

15. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table sets forth the activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Gross unpaid losses and loss adjustment expenses, beginning of year	$3,400,277	$2,871,552	$2,720,220
Less ceded unpaid losses and loss adjustment expenses, beginning of year	1,058,623	1,026,979	1,045,791
Net unpaid losses and loss adjustment expenses, beginning of year	2,341,654	1,844,573	1,674,429
Acquisition and disposition of net unpaid losses and loss adjustment expenses	77,074	—	9,151
Losses and loss adjustment expenses incurred related to:			
Current year	1,448,360	1,208,854	921,222
Prior years	181,204	116,911	65,973
Total losses and loss adjustment expenses incurred	1,629,564	1,325,765	987,195
Paid losses and loss adjustment expenses related to:			
Current year	304,892	241,590	215,073
Prior years	632,373	601,777	616,179
Total paid losses and loss adjustment expenses	937,265	843,367	831,252
Effects of exchange rate changes	24,912	14,683	5,050
Net unpaid losses and loss adjustment expenses, end of year	3,135,939	2,341,654	1,844,573
Add ceded unpaid losses and loss adjustment expenses, end of year	1,092,082	1,058,623	1,026,979
Gross unpaid losses and loss adjustment expenses, end of year	$4,228,021	$3,400,277	$2,871,552

Estimates of reserves for unpaid losses and loss adjustment expenses are contingent on many events that may occur in the future. The eventual outcome of these events may be different from the assumptions underlying the Company's reserve estimates. In the event the business environment and loss trends diverge from selected trends, the Company may have to adjust its reserves accordingly. Management believes that the recorded estimate represents the best estimate of unpaid losses and loss adjustment expenses based on the information available at December 31, 2004. The estimate is reviewed on a quarterly basis and the ultimate liability may be more or less than the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

Losses and loss adjustment expenses related to prior accident years were $181.2 million, $116.9 million and $66.0 million, for the years ended December 31, 2004, 2003 and 2002, respectively. Predominantly casualty classes of business in the Americas division, for the years ended December 31, 2004, 2003 and 2002 accounted for $176.0 million, $87.0 million and $44.4 million, respectively, of this increase.

The Company, through a review of its reinsurance contracts, has evaluated its exposure arising from four hurricanes which occurred in August and September 2004. A pre-tax loss of $97.5 million (losses and loss adjustment expenses of $93.5 million and net reinstatement premiums ceded of $4.0 million) and an after-tax loss of $63.4 million have been included in the statements of operations for the year ended December 31, 2004. The Company's estimates of the losses from these hurricanes are based on the most recent information available; however, as additional information becomes available, such estimates may be revised, potentially resulting in adverse effects to the Company. Considerable time may elapse before the adequacy of the Company's estimates can be determined.

The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 — 1981. Reserves reported at the discounted value were approximately $81.9 million and $78.0 million as of December 31, 2004 and 2003, respectively. The amount of case reserve discount was $52.6 million and $48.3 million as of December 31, 2004 and 2003, respectively. The amount of incurred but not reported reserve discount was $24.1 million and $18.4 million as of December 31, 2004 and 2003, respectively.

16. ASBESTOS AND ENVIRONMENTAL LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company has exposure to asbestos, environmental pollution and latent injury damage claims and exposures. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such ceding companies. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on its claims audits of ceding companies. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

Estimation of ultimate liabilities is unusually difficult due to several significant issues surrounding asbestos and environmental exposures. Among the issues are: (a) the long period between exposure and manifestation of an injury; (b) difficulty in identifying the sources of asbestos or environmental contamination; (c) difficulty in allocating responsibility or liability for asbestos or environmental damage; (d) changes in underlying laws and judicial interpretation of those laws; and (e) uncertainty regarding the identity and number of insureds with potential asbestos or environmental exposure.

Regarding asbestos exposure in particular, several additional factors have emerged in recent years that further compound the difficulty in estimating ultimate losses for this exposure. These factors include: (a) continued growth in the number of claims filed due to a more aggressive plaintiff's bar; (b) increase in claims involving defendants formerly regarded as peripheral; (c) growth in the use of bankruptcy filings by companies as a result of asbestos, which in some cases attempt to resolve asbestos liabilities in a manner that is prejudicial to insurers; (d) concentration of claims in states particularly favorable to plaintiffs; and (e) the potential that states or the U.S. Congress may adopt legislation on asbestos legislation.

Management believes, given these uncertainties, it is not feasible to establish a meaningful range of results involving these liabilities.

The Company's reserves for asbestos and environmental related liabilities displayed below are from business written for accident years 1985 and prior. The Company has minimal exposure in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2004, 2003 and 2002, respectively, is set forth in the table below (in thousands):

	2004	2003	2002
Asbestos			
Gross unpaid losses and loss adjustment expenses, beginning of year	$215,662	$189,720	$193,753
Less ceded unpaid losses and loss adjustment expenses, beginning of year	186,178	160,236	164,269
Net unpaid losses and loss adjustment expenses, beginning of year	29,484	29,484	29,484
Net losses and loss adjustment expenses incurred	21,245	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	50,729	29,484	29,484
Add ceded unpaid losses and loss adjustment expenses, end of year	191,422	186,178	160,236
Gross unpaid losses and loss adjustment expenses, end of year	$ 242,151	$215,662	$ 189,720
Environmental			
Gross unpaid losses and loss adjustment expenses, beginning of year	$ 33,272	$ 45,712	$ 55,529
Less ceded unpaid losses and loss adjustment expenses, beginning of year	1,135	13,575	23,392
Net unpaid losses and loss adjustment expenses, beginning of year	32,137	32,137	32,137
Net losses and loss adjustment expenses incurred	(21,245)	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	10,892	32,137	32,137
Add ceded unpaid losses and loss adjustment expenses, end of year	19,006	1,135	13,575
Gross unpaid losses and loss adjustment expenses, end of year	$ 29,898	$ 33,272	$ 45,712

Our survival ratio for environmental and asbestos related liabilities as of December 31, 2004 is ten years, reflecting full utilization of remaining indemnifications. Our underlying survival ratio for environmental related liabilities is four years and for asbestos related liabilities is fourteen years. The survival ratio represents the environmental impairment and asbestos related illness reserves, net of reinsurance, on December 31, 2004, plus indemnifications, divided by the average paid environmental and asbestos claims, net of reinsurance, for the last three years. Our survival ratio is nine years for environmental and asbestos related liabilities as of December 31, 2004, prior to the reflection of indemnifications. Our survival ratio compares favorably with the United States Property and Casualty Industry average survival ratio of nine years as published by A.M. Best Company in its special report on Asbestos and Environmental claims dated December 6, 2004.

Favorable emergence for environmental claims for the year ended December 31, 2004 was offset by strengthening loss reserves for asbestos claims where there has been additional emergence. Net losses and loss adjustment expenses for asbestos claims increased $21.2 million for the year ended December 31, 2004. Environmental net losses and loss adjustment expenses declined $21.2 million for the year ended December 31, 2004.

17. DEBT OBLIGATIONS

The components of debt obligations are as follows (in thousands):

	As of December 31,	
	2004	2003
7.65% Senior Notes	$224,616	$224,572
4.375% Convertible Senior Debentures	109,900	110,000
7.49% Senior Notes	41,524	42,320
Total debt obligations	$376,040	$376,892

During the fourth quarter of 2003, the Company issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65%, which is due semi-annually on May 1st and November 1st. The senior notes are redeemable at a premium, prior to maturity, at the discretion of the Company.

In June 2002, the Company issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at the Company's option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require the Company to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances specified in the indenture under which the Convertible Debt was issued, each Convertible Debt holder has the right to convert its Convertible Debt into 46.9925 shares of the Company's common stock for every $1,000 principal amount of the Convertible Debt held by such holder; however, as of December 31, 2004 such circumstances had not occurred and therefore the Convertible Debt was not convertible as of such date. Upon conversion of the Convertible Debt, the Company may choose to deliver, in lieu of the Company's common stock, cash or a combination of cash and common stock. It is the Company's intent to settle any debt conversion in cash. During the fourth quarter of 2004, the Company retired $0.1 million of the Convertible Debt. The Convertible Debt is reflected on the Company's balance sheet at a value of $109.9 million, the aggregate principal amount of Convertible Debt outstanding.

In December 2001, the Company issued $100.0 million aggregate principal amount of senior notes, due November 30, 2006, pursuant to a private placement. Interest accrues on the senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The senior notes are redeemable at a premium, prior to maturity, at the Company's option. In November 2003 and June 2002, the Company prepaid $50.0 million and $10.0 million, respectively, aggregate principal amount of the senior notes. Immediately following the issuance of the senior notes, the Company entered into an interest rate swap agreement with Bank of America N.A. ("Bank of America") that effectively converted the fixed 7.49% interest rate into a variable interest rate of London Interbank Offered Rate ("LIBOR") plus 263 basis points. In May 2003, the Company sold the variable interest rate instrument for a gain of $6.4 million. The gain has been deferred and is being amortized over the remaining life of the senior notes. In conjunction with the prepayment of the senior notes, a portion of the deferred gain was immediately realized. As of December 31, 2004, the aggregate principal amount of senior notes outstanding is $40.0 million and the remaining deferred gain is $1.5 million.

Aggregate maturities of the Company's debt obligations, at face value are as follows (in thousands):

Years	Amount
2006	$ 40,000
2013	225,000
2022	109,900
Total	$374,900

The Company's 7.49% senior notes are subject to certain covenants, none of which significantly restrict the Company's operating activities or dividend-paying ability. As of December 31, 2004, the Company was in compliance with all covenants.

On September 27, 2004, the Company and its subsidiaries Odyssey America, Clearwater, Hudson and Hudson Specialty entered into a Credit Agreement with Bank of America, as administrative agent, lender and letter of credit issuer, and JPMorgan Chase Bank, Citizens National Bank and PNC Bank, as lenders. The Credit Agreement provides for a 364-day revolving credit facility of $90.0 million, which is available for direct, unsecured borrowings by us. The credit facility includes a $65.0 million sub-limit for the issuance of standby letters of credit for our account or one or more of our insurance and reinsurance company subsidiaries. The credit facility will be used for working capital and other corporate purposes, and for the issuance of letters of credit to support reinsurance liabilities. Loans under the credit facility will bear interest at a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus 0.5% and (b) Bank of America's publicly announced prime rate. Alternatively, at our option, loans will bear interest at the "Eurodollar Rate," which is the offered rate that appears on the page of the Telerate screen that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars, plus 1.250%.

18. SEGMENT REPORTING

The Company's operations are managed through four distinct divisions: Americas, EuroAsia, London Market and U.S. Insurance. The Americas division is comprised of the Company's United States reinsurance operations and its Canadian and Latin American offices. The United States operations write treaty property, general casualty, specialty casualty, surety, and facultative casualty reinsurance business primarily through professional reinsurance brokers. Treaty business is written through its Canadian branch, while Latin America writes both treaty and facultative business. The EuroAsia division is comprised of offices in Paris, Stockholm, Singapore and Tokyo. The EuroAsia division writes primarily treaty and facultative property business. The Company's London Market division operates through two distribution channels, Newline at Lloyd's, where the business focus is casualty insurance, and the Company's London branch, where the business focus is worldwide property and casualty reinsurance. The U.S. Insurance division is comprised of Hudson, Hudson Specialty and Clearwater. The U.S. Insurance division writes specialty program insurance business, physicians medical malpractice and hospital professional liability business.

The financial results of these divisions for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

Year Ended December 31, 2004	**Americas**	**EuroAsia**	**London Market**	**U.S. Insurance**	**Total**
Gross premiums written (1)	$1,263,210	$553,671	$447,681	$412,069	$2,676,631
Net premiums written	$1,208,178	$530,511	$388,245	$235,643	$2,362,577
Net premiums earned	$1,229,393	$482,096	$421,219	$198,359	$2,331,067
Losses and loss adjustment expenses	906,081	299,791	293,560	130,132	1,629,564
Acquisition costs and other underwriting expenses	389,707	123,099	103,024	38,274	654,104
Total underwriting deductions	1,295,788	422,890	396,584	168,406	2,283,668
Underwriting (loss) income	$ (66,395)	$ 59,206	$ 24,635	$ 29,953	47,399
Net investment income					164,703
Net realized investment gains					113,464
Other expense, net					(21,207)
Interest expense					(25,609)
Income before income taxes					$ 278,750
Underwriting ratios:					
Losses and loss adjustment expenses	73.7%	62.2%	69.7%	65.6%	69.9%
Acquisition costs and other underwriting expenses	31.7	25.5	24.5	19.3	28.1
Combined ratio	105.4%	87.7%	94.2%	84.9%	98.0%

Year Ended December 31, 2003	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written (1)	$1,421,381	$408,077	$437,902	$333,821	$2,601,181
Net premiums written	$1,248,938	$388,705	$374,568	$141,369	$2,153,580
Net premiums earned	$1,170,696	$364,542	$334,228	$ 95,627	$1,965,093
Losses and loss adjustment expenses	801,295	248,652	205,458	70,360	1,325,765
Acquisition costs and other underwriting expenses	380,737	90,658	89,366	16,562	577,323
Total underwriting deductions	1,182,032	339,310	294,824	86,922	1,903,088
Underwriting (loss) income	$ (11,336)	$ 25,232	$ 39,404	$ 8,705	62,005
Net investment income					134,115
Net realized investment gains					202,742
Other expense, net					(7,912)
Interest expense					(12,656)
Income before income taxes					$ 378,294
Underwriting ratios:					
Losses and loss adjustment expenses	68.5%	68.2%	61.5%	73.6%	67.5%
Acquisition costs and other underwriting expenses	32.5	24.9	26.7	17.3	29.3
Combined ratio	101.0%	93.1%	88.2%	90.9%	96.8%

Year Ended December 31, 2002	**Americas**	**EuroAsia**	**London Market**	**U.S. Insurance**	**Total**
Gross premiums written (1)	$1,189,003	$258,646	$315,257	$168,567	$1,931,473
Net premiums written	$1,102,837	$249,650	$243,460	$ 35,298	$1,631,245
Net premiums earned	$1,001,302	$221,531	$187,811	$ 21,998	$1,432,642
Losses and loss adjustment expenses	678,956	161,929	127,265	19,045	987,195
Acquisition costs and other underwriting expenses	313,861	59,180	55,736	3,754	432,531
Total underwriting deductions	992,817	221,109	183,001	22,799	1,419,726
Underwriting income (loss)	$ 8,485	$ 422	$ 4,810	$ (801)	12,916
Net investment income					123,028
Net realized investment gains					135,796
Other income, net					(4,985)
Interest expense					(8,689)
Income before income taxes					$ 258,066
Underwriting ratios:					
Losses and loss adjustment expenses	67.8%	73.1%	67.8%	86.6%	68.9%
Acquisition costs and other underwriting expenses	31.3	26.7	29.7	17.1	30.2
Combined ratio	99.1%	99.8%	97.5%	103.7%	99.1%

Gross Premiums Written by Major Unit/Division

	Years Ended December 31,		
	2004	**2003**	**2002**
United States	$1,044,382	$1,188,030	$1,024,126
Latin America	171,328	149,722	116,834
Canada	46,028	79,512	40,770
London Branch	1,472	4,117	7,273
Subtotal Americas	1,263,210	1,421,381	1,189,003
EuroAsia	553,671	408,077	258,646
London Market	447,681	437,902	315,257
U.S. Insurance	412,069	333,821	168,567
Total gross premiums written (1)	$2,676,631	$2,601,181	$1,931,473

Gross Premiums Written by Type of Business/Business Unit

	Years Ended December 31,		
	2004	2003	2002
Property excess of loss	$ 108,375	$ 116,984	$ 114,742
Property proportional	201,004	254,518	189,592
Casualty excess of loss	219,035	249,856	241,202
Casualty proportional	479,671	573,944	460,564
Marine and aerospace	33,564	20,680	13,040
Surety and credit	47,825	45,403	28,717
Miscellaneous lines	12,201	14,976	28,620
Facultative reinsurance	161,535	145,020	112,526
Subtotal Americas	1,263,210	1,421,381	1,189,003
Property excess of loss	126,739	99,348	57,753
Property proportional	191,621	150,157	102,780
Casualty excess of loss	51,642	35,109	17,901
Casualty proportional	54,029	26,903	24,704
Marine and aerospace	41,756	29,947	16,003
Surety and credit	58,462	40,429	11,726
Facultative reinsurance	4,482	8,596	24,614
First Capital	24,940	17,588	3,165
Subtotal EuroAsia	553,671	408,077	258,646
London Branch			
Property excess of loss	66,159	47,966	45,877
Property proportional	6,900	14,643	11,267
Casualty excess of loss	22,889	19,283	9,878
Casualty proportional	23,531	14,992	6,948
Marine and aerospace	63,003	57,567	43,506
Newline			
Liability lines	254,318	264,137	163,662
All other	10,881	19,314	34,119
Subtotal London Market	447,681	437,902	315,257
Healthcare	137,704	110,615	—
Property	31,995	37,878	27,608
Casualty	134,162	97,165	73,696
Auto	108,208	88,163	67,263
Subtotal U.S. Insurance	412,069	333,821	168,567
Total gross premiums written (1)	$2,676,631	$2,601,181	$1,931,473

(1) *A portion of the gross premiums written by the U.S. Insurance division has been ceded to, and is also included in, the Americas division's gross premiums written. Accordingly, the total gross premiums written as shown in the tables above do not agree to the gross premiums written of $2,656.5 million, $2,558.2 million and $1,894.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, reflected in the consolidated statements of operations.*

The Company does not maintain separate balance sheet data for each of its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information follows (in thousands, except per share amounts):

	Quarters Ended				
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Year
Gross premiums written	$629,483	$611,976	$754,232	$660,818	$2,656,509
Net premiums written	553,239	550,011	671,283	588,044	2,362,577
Net premiums earned	546,261	580,114	590,007	614,685	2,331,067
Net investment income	35,462	35,105	46,192	47,944	164,703
Net realized investment gains	34,839	32,417	33,625	12,583	113,464
Other expense, net	(2,360)	(2,596)	(4,728)	(11,523)	(21,207)
Income before income taxes	88,861	88,895	27,852	73,142	278,750
Net income	58,955	59,051	18,021	50,872	186,899
Net income per common share:					
Basic	$ 0.92	$ 0.92	$ 0.28	$ 0.79	$ 2.90
Diluted	$ 0.85	$ 0.85	$ 0.27	$ 0.74	$ 2.71

	Quarters Ended				
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Year
Gross premiums written	$563,841	$609,876	$702,953	$681,486	$2,558,156
Net premiums written	489,929	542,714	582,157	538,780	2,153,580
Net premiums earned	447,323	481,148	513,842	522,780	1,965,093
Net investment income	32,400	26,740	31,839	43,136	134,115
Net realized investment gains	38,264	131,551	17,263	15,664	202,742
Other expense, net	(2,967)	(730)	(1,558)	(2,657)	(7,912)
Income before income taxes	70,392	171,891	63,680	72,331	378,294
Net income	46,579	112,687	42,328	47,631	249,225
Net income per common share:					
Basic	$ 0.72	$ 1.74	$ 0.65	$ 0.74	$ 3.85
Diluted	$ 0.67	$ 1.61	$ 0.61	$ 0.69	$ 3.59

Due to changes in the number of weighted average common shares outstanding during 2004 and 2003, quarterly earnings per common share amounts do not add to the total for the year.

Diluted net income per common share for the first three quarters of 2004 and each quarter in 2003 has been restated for the effect of EITF Issue 4-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" (see note 2(k)).

ODYSSEY RE HOLDINGS CORP.

Corporate Information


OdysseyRe®

EXECUTIVE OFFICES

Odyssey Re Holdings Corp.

Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

WORLDWIDE OFFICES

Americas Division

STAMFORD
Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

NEW YORK
Odyssey America Reinsurance Corporation
22 Cortlandt Street, 18th Floor
New York, NY 10007
Tel. (212) 978-2700
Fax (212) 978-2795

MEXICO CITY
Odyssey America Reinsurance Corporation
Insurgentes Sur No.1605
17th Floor, Modulo III
Col. San José Insurgentes
Mexico, D.F. 03900
Tel. (52) 55-5662-8660
Fax (52) 55-5662-6661

MIAMI
Odyssey America Reinsurance Corporation
1200 Brickell Avenue, Suite 1410
Miami, FL 33131
Tel. (305) 577-4244
Fax (305) 577-9895

SANTIAGO
Odyssey America Reinsurance Corporation
Alcantara No. 44
Piso 10, Las Condes
Santiago, Chile
C.P. 6760397
Tel. (56) 2-228-0211
Fax (56) 2-228-0215

TORONTO
Odyssey America Reinsurance Corporation
55 University Avenue
Suite 1600
Toronto, Ontario M5J 2H7
Canada
Tel. (416) 862-0162
Fax (416) 367-3248

EuroAsia Division

PARIS
Odyssey America Reinsurance Corporation
15, Rue Du 4 Septembre
75002 Paris, France
Tel. (33) 1-49-26-1000
Fax (33) 1-42-96-3026

SINGAPORE
Odyssey America Reinsurance Corporation
9 Raffles Place
#37-01 Republic Plaza
Singapore 04 8619
Tel. (65) 6438-3806
Fax (65) 6438-3827

STOCKHOLM
Odyssey America Reinsurance Corporation
Norrlandsgatan 16
P.O. Box 1709
SE-111 87, Stockholm
Sweden
Tel. (46) 8-598-11500
Fax (46) 8-598-11599

TOKYO
Odyssey America Reinsurance Corporation
Azabu House 2F
2-13-8, Motoazabu
Minato-ku,
Tokyo 106-0046
Japan
Tel. (81) 3-5730-6126
Fax (81) 3-5730-6127

London Market Division

LONDON
Odyssey America Reinsurance Corporation
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1800
Fax (44) 020-7090-1701

Newline Underwriting Management Limited
Syndicate 1218
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1700
Fax (44) 020-7090-1701

BRISTOL
Newline Underwriting Limited
Newline House
350 Bristol Business Park
Coldharbour Lane
Bristol BS16 1EJ
England
Tel. (44) 117-906-2200
Fax (44) 117-906-2201

U.S. Insurance Division

Hudson Insurance Group
Hudson Insurance Company
Hudson Specialty Insurance Company
Clearwater Insurance Company

NEW YORK
Hudson Programs
17 State Street, 29th Floor
New York, NY 10004
Tel. (212) 978-2800
Fax (212) 344-2973

NAPA
Hudson Healthcare
851 Napa Valley Corporate Way
Suite N
Napa, CA 94558
Tel. (707) 225-3300
Fax (707) 224-6936

CHICAGO
Hudson Healthcare
Civic Opera Building
20 N. Wacker Drive, Suite 1370
Chicago, IL 60606
Tel. (312) 596-0222
Fax (312) 596-0233

BOARD OF DIRECTORS

Odyssey Re Holdings Corp.

V. Prem Watsa
Chairman of the Board
Chairman and Chief Executive Officer,
Fairfax Financial Holdings Limited,
a financial services holding company

James F. Dowd
Vice Chairman of the Board
President and Chief Executive Officer,
Fairfax Inc., a holding company

Andrew A. Barnard
President and Chief Executive Officer,
Odyssey Re Holdings Corp.

Frank B. Bennett (1)
President, Artesian Management, Inc.,
a private equity investment company

Anthony F. Griffiths (1)
Independent Business Consultant and Corporate Director

Robbert Hartog (1)
President, Robhar Investments Ltd.

Samuel A. Mitchell
Principal, Hamblin Watsa Investment
Counsel Limited

Brandon W. Sweitzer (1)
Senior Advisor to the President and CEO of the U.S. Chamber of Commerce

(1)Audit and Compensation Committees

OFFICERS

Odyssey Re Holdings Corp.

Andrew A. Barnard
President and Chief Executive Officer

Michael G. Wacek
Executive Vice President

Charles D. Troiano
Executive Vice President and
Chief Financial Officer
(until March 31, 2005)

Robert Giammarco
Executive Vice President and
Chief Financial Officer
(effective March 31, 2005)

Anthony J. Narciso, Jr.
Senior Vice President and Controller

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary

SENIOR OFFICERS

Odyssey America Reinsurance Corporation

Robert S. Bennett
Lawrence J. Boyle
Patrice M. Conboy
Nicholas P. Esposito
Mark W. Hinkley
Jeffrey M. Rubin
Charles J. Russo
James B. Salvesen

Americas Division

Michael G. Wacek, *Chief Executive Officer*

Lawrence C. Berger
Thomas C. Bredahl
Alane R. Carey
Francis D. Cerasoli
Mary M. Coca
John F. Coppinger, Jr.
Gerard A. Dugan
Philip A. Evensen
Arturo E. Falcon
John E. Gavigan
Patrick E. Gentile
Joseph A. Guardo
Gary P. Maile
Jeffrey D. Morash
Juan Eduardo Ovalle
Brian D. Quinn
Roger M. Rossiter
Gustavo A. Scheffler
Christopher T. Suarez
Stephen J. Van de Graaf
Bob H. Ysseldyk

EuroAsia Division

Lucien Pietropoli, *Chief Executive Officer*

Bernard Assens
Thierry Clarenc
Christophe Delélis-Fanien
Isabelle Dubots-Lafitte
Gaël Le Paih
Hervé Leduc
Olivier Massot
Pär Mattsson
Claude Oger
Bruno Pesenti
Ow Hea Sea
Emily Tay
Hiroshi Yokojima

London Market Division

Brian D. Young, *Chief Executive Officer*

Jonathan Boyd-Wallis
Martin J. Campbell
Paul T. Everett
Stephen L. Gordon
Andrew R. Gregory
Michael J. Hanns
Martin S.J. Hawkins
Robert B. Kastner
Tracey O. Lillington
J. Richard F. Micklem
Carl A. Overy
André-François Rocque
Richard I. Smart
Kenneth A.W. Thorpe
Nigel G. Wilson

U.S. Insurance Division

James E. Migliorini, *Chief Executive Officer*

S. Lance Andrew
Thomas D. Corteville
James J. Danbrowney
Scott F. Galiardo
Christopher L. Gallagher
Michael P. Gleeson
Kimber J. Lantry
Peter H. Lovell
Sean C. Moffat
Stephen L. Porcelli
Anthony J. Slowski
William F. Wetherall
Jean M. Willig

INVESTOR INFORMATION

Stockholders' Meeting
The 2005 Annual Stockholders' Meeting will be held on Wednesday, April 20, 2005, at 9:00 a.m. (Eastern Daylight Saving Time), at The Yale Club, 50 Vanderbilt Avenue, New York, NY.

Auditors
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: **(800) 524-4458, (610) 382-7833** (Outside the U.S.),
(888) 269-5221 (Hearing Impaired – TDD Phone)
Email: **Shareowners@bankofny.com**
The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

Send certificates for transfer and address changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Trading
Odyssey Re Holdings Corp. shares are traded on the New York Stock Exchange under the trading symbol "ORH."

Common Stock and Dividends
Quarterly high and low sales prices per share of the Company's Common Stock, as reported by the New York Stock Exchange Composite, for the four quarters of 2004, and the four quarters of 2003, as well as dividends paid, were as follows:

	Common Stock Market Price		
(In dollars)	High	Low	Dividends Paid
2004			
Fourth quarter	25.40	20.09	$0.03125
Third quarter	24.64	21.40	$0.03125
Second quarter	27.80	23.57	$0.03125
First quarter	27.14	22.28	$0.03125
2003			
Fourth quarter	23.29	20.10	$0.03125
Third quarter	22.17	18.00	$0.025
Second quarter	22.53	17.88	$0.025
First quarter	19.28	15.55	$0.025

On February 18, 2005, the Board of Directors declared a cash dividend of $0.03125 per common share to be paid on or before March 31, 2005 to stockholders of record as of March 17, 2005. In 2001, the Board of Directors established a policy of paying regular quarterly cash dividends. The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company, whose principal source of income is dividends from its subsidiaries. The payment of dividends by its subsidiaries is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of January 31, 2005, the number of holders of the Company's Common Stock, including those whose Common Stock is held in nominee name, was approximately 6,798.

Employees
As of December 31, 2004, the Company and its subsidiaries had 558 employees.

Information Request:
A copy of Odyssey Re Holdings Corp. Annual Report and Form 10-K are available without charge on OdysseyRe's Web site http://www.odysseyre.com, or upon written request to:

Odyssey Re Holdings Corp.
Attn: Investor Relations
300 First Stamford Place
Stamford, CT 06902
Telephone: (203) 940-8610
Facsimile: (203) 965-7960

For more information about Odyssey Re Holdings Corp., visit OdysseyRe's website at: **http://www.odysseyre.com**

Certifications
The Company has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2004. In addition, the Company has submitted to the New York Stock Exchange the certification of its Chief Executive Officer required by Section 303A.12(a) of the Exchange's Listed Company Manual.

Caution Regarding Forward-Looking Statements:
This document may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which may relate to risks and uncertainties, are based upon management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those contained in, or suggested by, such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission.

"...he best value we can provide our clients is the continuity

...hat comes from sharing our underwriting knowledge,

...esponsiveness and financial strength."



OdysseyRe®

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OdysseyRe®

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300 First Stamford Place
Stamford, CT 06902
www.odysseyre.com